Exhibit 99.1

Pengrowth Energy Corporation

Notice of Annual General Meeting of Shareholders
to be held on June 26, 2019

and

Management Information Circular

May 14, 2019

Please contact Pengrowth Investor Relations by toll-free telephone in North America at 1-855-336-8814, outside North America at (403) 213-3764 or by email at investorrelations@pengrowth.com if you have any questions, or require assistance completing your proxy or voting instruction form.

PENGROWTH ENERGY CORPORATION
NOTICE OF ANNUAL GENERAL MEETING
OF THE HOLDERS OF COMMON SHARES
TO BE HELD ON JUNE 26, 2019

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) in the capital of Pengrowth Energy Corporation (the “Corporation”) will be held at Livingston Place (South Tower) in the Livingston Club Conference Centre, Plus 15 level, 222 – 3rd Avenue SW, Calgary Alberta, Canada, on June 26, 2019 at 3:00 p.m. (Calgary time), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2018 and the auditors’ report thereon;

2.	to appoint auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their remuneration;

3.	to elect the directors of the Corporation for the ensuing year;

4.	to vote, in an advisory, non-binding capacity, on a resolution to accept the Corporation’s approach to executive compensation; and

5.	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.

Only Shareholders of record at the close of business on May 14, 2019 (the “Record Date”) are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat, unless, after the Record Date, a holder of record transfers his or her Common Shares and the transferee, upon producing properly endorsed share certificates or otherwise establishing that he or she owns such Common Shares, requests, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote such Common Shares, in which case such transferee shall be entitled to vote such Common Shares, as the case may be, at the Meeting.

Shareholders may vote in person at the Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place. If a non-management proxyholder is appointed they must attend the meeting for the vote to count.

Shareholders unable to be present at the Meeting are requested to date and sign the enclosed form of proxy and return it to the Corporation’s agent, Computershare Trust Company of Canada, 8th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, electronically at www.investorvote.com or via facsimile to 1-866-249-7775 (outside North America to 1-416-263-9524) at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof or deposited with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice.

A management information circular relating to the business to be conducted at the Meeting accompanies this Notice.

Calgary, Alberta
May 14, 2019

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Peter Sametz”
Peter Sametz
President and Chief Executive Officer

PENGROWTH ENERGY CORPORATION | 2019 ANNUAL MEETING | NOTICE OF MEETING

TABLE OF CONTENTS

Page

PURPOSE OF SOLICITATION	1
RECORD DATE	1
PROXY INFORMATION	1
Solicitation of Proxies	1
Completion of Proxies	2
Revocation of Proxies	2
Exercise of Discretion by Proxies	2
Notice-and-Access	3
Advice to Beneficial Holders of Securities	3
INFORMATION CONCERNING THE CORPORATION	4
VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS THEREOF	4
MATTERS TO BE ACTED UPON	5
RECEIVING AND CONSIDERING FINANCIAL STATEMENTS	5
APPOINTMENT OF AUDITORS	5
ELECTION OF DIRECTORS	6
Majority Voting Policy	6
Advance Notice By-Law	6
Biographies	8
Corporate Cease Trade Orders or Bankruptcies	9
Personal Bankruptcies	9
Penalties or Sanctions	9
ADVISORY VOTE ON EXECUTIVE COMPENSATION	9
OTHER MATTERS COMING BEFORE THE MEETING	10
EXECUTIVE COMPENSATION	10
Summary	10
Compensation Discussion and Analysis	11
Unique Challenges Faced in 2018	11
Challenges Faced	11
Actions Taken	11
Overall Impact	12
2018 Compensation Program	12
Compensation Consultants	13
2018 Elements of Compensation	13
Base Salaries	14
STIP	14
2018 Corporate Scorecard Assessment and 2018 STIP Award	15
LTIP	17
Stock Option Plan	20
EQUITY COMPENSATION PLAN INFORMATION	23
Burn Rate	24
2018 Compensation Peer Group	25
Risk Oversight	25
No Hedging/Derivative Securities Policy	25

- ii -

Clawback Policy	25
Performance Graph	26
Summary Compensation Table	27
Outstanding Share-Based Awards and Option-Based Awards	28
Incentive Plan Awards - Value Vested or Earned During the Year	28
Pension Plan Benefits and Perquisites	28
Share Ownership Guidelines	29
Management Agreements, Consulting Contracts, Termination and Change of Control Payments	29
Potential Payments Upon Termination or Change of Control	31
Summary of Directors’ Compensation	31
Outstanding Common Share-Based Awards and Rights-Based Awards	33
Incentive Plan Awards – Value Vested or Earned During the Year	34
Director Equity Ownership Requirements	34
Directors and Officers Liability Insurance	34
INDEBTEDNESS OF DIRECTORS AND OFFICERS	35
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	35
MANAGEMENT CONTRACTS	35
INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	35
CORPORATE GOVERNANCE PRACTICES	35
Compensation, Corporate Governance & Nominating Committee	35
Independence of Members of Board	36
Board and Committee Meeting Attendance	36
Board Oversight and Chairman	37
Participation of Directors in Other Reporting Issuers	37
Board Mandate	37
Position Descriptions	38
Orientation and Continuing Education	38
Ethical Business Conduct	38
Nomination of Directors	39
Directors’ Skills Matrix	40
Succession Planning	41
Compensation	41
Other Board Committee	42
Assessments	42
Director Term Limits	42
Policies Regarding the Representation of Women on the Board	43
Consideration of the Representation of Women in the Director Identification and Selection Process	43
Consideration Given to the Representation of Women in Executive Officer Appointments	43
Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions	44
Number of Women on the Board and in Executive Officer Positions	44
AUDIT AND RISK COMMITTEE	44
ADDITIONAL INFORMATION	44
Schedule “A” WRITTEN MANDATE OF THE BOARD	A-1

PENGROWTH ENERGY CORPORATION
1900, 222 – 3rd Avenue SW
Calgary, Alberta T2P 0B4

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING OF THE HOLDERS OF COMMON SHARES
OF PENGROWTH ENERGY CORPORATION TO BE HELD ON JUNE 26, 2019

Dated: May 14, 2019

PURPOSE OF SOLICITATION

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Pengrowth Energy Corporation (“Pengrowth” or the “Corporation”) for use at an annual general meeting of the holders (the “Shareholders”) of the common shares (the “Common Shares”) in the capital of the Corporation to be held at Livingston Place (South Tower) in the Livingston Club Conference Centre, Plus 15 level, 222 – 3rd Avenue SW, Calgary Alberta, Canada, on June 26, 2019 at 3:00 p.m. (Calgary time) and any adjournment or adjournments thereof (the “Meeting”) for the purposes set forth in the Notice of Annual General Meeting (the “Notice of Meeting”) accompanying this Information Circular.

RECORD DATE

The Shareholders of record on May 14, 2019 (the “Record Date”) are entitled to notice of, and to attend and vote at, the Meeting except to the extent that:

1.	such person transfers his or her Common Shares after the Record Date; and

2.

the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes his or her ownership to the Common Shares and makes a demand to the registrar and transfer agent of the Corporation, not later than 10 days before the Meeting, that his or her name be included on the shareholders’ list for the Meeting.

Any registered Shareholder of the Corporation at the close of business on the Record Date who either personally attends the Meeting or who completes and delivers a proxy will be entitled to vote or have his or her Common Shares voted at the Meeting. However, a person appointed under a form of proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out under the heading “Completion of Proxies”.

PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies is made on behalf of the management of the Corporation. The costs incurred in the preparation of the enclosed form of proxy (the “Form of Proxy”), Notice of Meeting and this Information Circular and costs incurred in the solicitation of proxies will be borne by the Corporation. Solicitation of proxies will be primarily by mail, but may also be in person, by telephone, facsimile or by electronic means. If you have any questions about how to vote your Common Shares, please contact Pengrowth Investor Relations by toll-free in North America at 1-855-336-8814 or collect call outside North America at (403) 213-3764 or by email at investorrelations@pengrowth.com.

All monetary figures are stated in Canadian currency, except as noted. On December 31, 2018, the reported daily average exchange rate quoted by the Bank of Canada for Cdn.$1.00 was US$0.7330.

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR | 1

Completion of Proxies

The Form of Proxy affords Shareholders or intermediaries an opportunity to specify that the Common Shares registered in their name shall be voted for or against or withheld from voting in respect of certain matters as specified in the accompanying Notice of Meeting.

The persons named in the enclosed Form of Proxy are the President and Chief Executive Officer and a director, respectively, of the Corporation.

A REGISTERED SHAREHOLDER OR AN INTERMEDIARY HOLDING COMMON SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING, IN THE PLACE OF THE PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY SHOULD STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE FORM OF PROXY AND INSERT THE NAME OF THEIR NOMINEE IN THE BLANK SPACE PROVIDED, OR SUBMIT ANOTHER APPROPRIATE PROXY.

A Form of Proxy must be dated and signed by the registered Shareholder or by his or her attorney authorized in writing or by the intermediary. In the case of a Shareholder that is a corporation, the proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation with proof of authority accompanying the Form of Proxy.

In order to be effective, the Form of Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be mailed so as to be deposited at the office of the Corporation’s agent, Computershare Trust Company of Canada, 8th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, electronically at www.investorvote.com or via facsimile to 1-866-249-7775 (outside North America to 1-416-263-9524) at least 48 hours (Calgary time), excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof or deposited with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice. No instrument appointing a proxy shall be valid after the expiration of 12 months from the date of its execution. If the Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed.

The Corporation may use Broadridge’s QuickVote™ service to assist beneficial shareholders with voting their shares. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting of the shares to be represented at the Meeting.

If you have any questions or need assistance completing your Form of Proxy, please contact Pengrowth Investor Relations, toll-free in North America at 1-855-336-8814 or call collect from outside of North America at (403) 213-3764 or by email at investorrelations@pengrowth.com.

Revocation of Proxies

You may revoke your Form of Proxy at any time before it is acted on. You can do this by stating clearly, in writing, that you want to revoke your Form of Proxy and by delivering the written statement to either: (i) Computershare Trust Company of Canada, 8th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or via facsimile to 1-866-249-7775 (outside North America to 1 416-263-9524) not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting; or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment of the Meeting.

You can also revoke your proxy by attending the Meeting and voting your Common Shares in person or by any other manner permitted by law.

Exercise of Discretion by Proxies

A Shareholder or intermediary may indicate the manner in which the persons named in the enclosed Form of Proxy are to vote with respect to any matter by checking the appropriate space. On any poll, those persons will

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vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the directions, if any, given in the Form of Proxy. If the Shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, the space should be left blank. IN SUCH INSTANCE, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter. However, if any other matters which are not now known to management should properly come before the Meeting, the proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the management nominees.

Notice-and-Access

The Corporation has elected to use the “notice and access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice and Access Provisions”) for the Meeting in respect of mailings to its beneficial Shareholders (as described below) but not in respect of mailings to its registered Shareholders (as described below). The Notice and Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of the materials that must be physically mailed to shareholders by allowing a reporting issuer to post its information circular in respect of a meeting of its shareholders and related materials online.

In relation to the Meeting, registered Shareholders will receive a paper copy of each of the Notice of the Meeting, this Information Circular and the Form of Proxy. Beneficial Shareholders will receive a Notice and Access Notification and a Voting Instruction Form (as defined below). In addition, a paper copy of the Financial Information in respect of the most recently completed financial year of the Corporation will be mailed to registered Shareholders as well as to beneficial Shareholders who have previously requested to receive them.

The Corporation will be delivering a Notice and Access Notification and a Voting Instruction Form directly to non-objecting beneficial owners of its Common Shares with the assistance of Broadridge Investor Communication Solutions, Canada (“Broadridge”) and intends to pay for intermediaries to deliver proxy related materials to objecting beneficial owners of its Common Shares.

Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many investors who do not own Common Shares in their own name (“Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for their clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate individuals.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of securityholders meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is typically similar to the Form of Proxy provided to registered Shareholders by the Corporation. However, the purpose of the broker’s form of proxy is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.

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The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically asks Beneficial Shareholders to return the voting instruction form (the “Voting Instruction Form”) to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Common Shares directly at the Meeting. The Voting Instruction Form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder’s broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote such Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

If you have any questions or need assistance completing your Form of Proxy, please contact Pengrowth Investor Relations, toll-free in North America at 1-855-336-8814 or call collect from outside of North America at (403) 213-3764 or by email at investorrelations@pengrowth.com.

INFORMATION CONCERNING THE CORPORATION

The Corporation was originally incorporated pursuant to the Business Corporations Act (Alberta) on October 4, 2010, as 1562803 Alberta Ltd. and changed its name to Pengrowth Energy Corporation on December 2, 2010. The Corporation amalgamated with its wholly-owned subsidiaries NAL Energy Corporation, NAL Properties Inc. and NAL Canada West Inc. on January 1, 2013. The Corporation is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Prince Edward Island, Nova Scotia and Newfoundland. The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “PGF”. Trading in the Common Shares on the New York Stock Exchange (the “NYSE”) under the symbol “PGH” ceased after markets closed on June 1, 2018 after Pengrowth received notice on December 1, 2017 that the Common Shares price had fallen below the NYSE’s continued listing standard for average closing price of less than US$1.00 over a consecutive thirty (30) trading-day period. Common Shares are now traded over-the-counter in the United States on the OTCQX under the symbol “PGHEF”.

VOTING OF COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares and up to 10,000,000 preferred shares. As at the date hereof, there are 560,022,293 fully paid and non-assessable Common Shares issued and outstanding and no preferred shares issued and outstanding. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the Common Shares at all such meetings. Each Common Share carries with it the right to one vote.

The by-laws of the Corporation provide that if two persons holding not less than 25% of the issued Common Shares entitled to vote are present in person or are represented by proxy, a quorum for the purposes of conducting a shareholders meeting is constituted.

Any registered Shareholder at the close of business on May 14, 2019, who either personally attends the Meeting or who completes and delivers a Form of Proxy will be entitled to vote or have his or her Common Shares voted at the Meeting. However, a person appointed under a Form of Proxy will be entitled to vote the Common Shares represented by that form only if it is effectively delivered in the manner set out in the heading “Completion of Proxies”.

To the knowledge of the directors and executive officers of the Corporation, as of the date of this Information Circular, there is no person or company who beneficially owns, or controls or directs, directly or indirectly voting

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR | 4

securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation other than as set out in the table below:

Name and Municipality	Number of Common Shares Owned or Controlled	Percentage of Class
Seymour Schulich(1) Toronto, Ontario	155,000,000 Common Shares	27.9%

Note:

(1)	115,000,000 of the Common Shares are held through Mr. Schulich’s holding company, Nevada Capital Corporation and 40,000,000 Common Shares are held by The Schulich Foundation, an affiliate of Mr. Schulich.

MATTERS TO BE ACTED UPON

The Shareholders of the Corporation will be asked to consider and, if deemed appropriate:

1.	to receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2018 and the auditors’ report thereon;

2.	to appoint auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their remuneration;

3.	to elect the directors of the Corporation for the ensuing year;

4.	to vote, in an advisory, non-binding capacity, on a resolution to accept the Corporation’s approach to executive compensation; and

5.	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.

Additional detail regarding each of the matters to be acted on at the Meeting is contained below.

RECEIVING AND CONSIDERING FINANCIAL STATEMENTS

The Corporation’s board of directors (the “Board”) will place before the Meeting the annual consolidated financial statements of the Corporation and the auditors’ report thereon for the financial year ended December 31, 2018 (the “Financial Statements”). The Financial Statements, together with the accompanying Management Discussion & Analysis for the year ended December 31, 2018, are available on the Corporation’s website at www.pengrowth.com/investors/reports, on the System for Electronic Document Analysis and Retrieval website (“SEDAR”) at www.sedar.com and on the Electronic Data-Gathering, Analysis and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. No formal action will be taken at the Meeting to approve the Financial Statements, which have already been approved by the Board. If any Shareholders have questions respecting the Financial Statements, the questions may be brought forward at the Meeting.

APPOINTMENT OF AUDITORS

The Shareholders will be asked to vote on a resolution at the Meeting to appoint KPMG LLP as auditors of the Corporation, to hold office until the next annual meeting of the Shareholders, at such remuneration to be determined by the Board. KPMG LLP was appointed as Pengrowth’s auditors on its incorporation and have been the auditors of the Corporation’s predecessor, Pengrowth Corporation, since 1988.

In the absence of contrary instructions, the persons named in the accompanying Form of Proxy intend to vote the Common Shares represented thereby in favour of the appointment of KPMG LLP as auditors of the Corporation.

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ELECTION OF DIRECTORS

Action is to be taken at the Meeting with respect to the election of directors. The Shareholders will be asked to vote on a resolution at the Meeting to elect, as directors, the nominees whose names are set forth in the table below. Voting for the election of nominees will be conducted on an individual, and not on a slate, basis. Each nominee elected will hold office until the next annual meeting of the Shareholders, or until his or her successor is duly elected or appointed, unless his or her office is vacated earlier in accordance with the Corporation’s articles. The Board, by resolution, has established the size of the Board to be elected at the Meeting at six directors.

Majority Voting Policy

The Board has adopted a majority voting policy stipulating that, in an uncontested election of directors, in the event that a director nominee is elected but receives a greater number of “withhold” votes than “for” votes, such director shall promptly tender his or her resignation to the Chair of the Board. In such circumstances the Board shall meet within 90 days of the relevant Shareholders’ meeting to determine whether or not it wishes to accept such resignation with the proviso that, absent exceptional circumstances, the Board will generally accept such resignation and advise Shareholders of the Board’s decision in that regard. The resignation will be effective when accepted by the Board. The Board shall immediately issue a news release with the Board’s decision including the reason for not accepting any resignation and shall provide a copy of that release to the TSX. Shareholders should note that, as a result of the majority voting policy, a “withhold” vote is effectively a vote against a director nominee in an uncontested election. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or committee of the Board at which the resignation is considered.

Advance Notice By-Law

The Board has adopted an advance notice by-law which was ratified by Shareholders at the 2013 annual general meeting. The advance notice by-law sets forth procedures for any Shareholder who intends to nominate any person for election as a director of the Corporation other than pursuant to Shareholder rights instilled within the Corporation’s governing statute or through a Shareholder proposal. The advance notice by-law stipulates a deadline by which a Shareholder must notify the Corporation of its intention to nominate directors and also sets out the information that a Shareholder must provide regarding each director nominee and the nominating Shareholder in order for the requirements of the advance notice by-law to be met. These requirements are intended to provide all Shareholders with the opportunity to evaluate and review the proposed candidates and vote in an informed and timely manner regarding such nominees. As of the date of this Information Circular, the Corporation has not received any director nominations in accordance with the requirements of the advance notice by-law.

The following information relating to the nominees as directors is based partly on the records of the Corporation and partly on information received by the Corporation from said nominees, and sets forth the name and municipality of residence of the persons proposed to be nominated for election as directors, all other positions and offices within the Corporation now held by them, their principal occupations or employments, the periods during which they have served as directors of the Corporation and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date of this Information Circular.

In the absence of contrary instructions, it is the intention of the persons designated in the accompanying Form of Proxy to vote the Common Shares represented thereby FOR the election of each nominee named below.

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				Number and Percentage
				of Common Shares
				Beneficially Owned or
				Over Which Control or
				Direction, Directly or
	Position(s)	Director	Principal Occupation for	Indirectly, is
Name	Presently Held	Since	Previous Five Years	Exercised(4)
Peter D. Sametz	Director,	2018	Mr. Sametz was appointed as the President and	125,000
Calgary, Alberta, Canada	President and		Chief Executive Officer of the Corporation on	(0.02%)
	Chief Executive		March 15, 2018. He was most recently President
	Officer		and Chief Executive Officer of Gemini
			Corporation from March 2016 to November 2017
			and prior thereto held various positions,
			including interim Chief Executive Officer with
			Connacher Oil and Gas Limited from 2004 to
			2012.
Wayne K. Foo(2)(3)	Director	2006	Mr. Foo is Chair of the Board of Parex	31,290
Calgary, Alberta, Canada			Resources Inc., a TSX listed issuer, a position	(0.01%)
			he has held since May 2017. Mr. Foo is also a
			member of the Institute of Corporate Directors.
Chandra A. Henry(1)	Director	2018	Ms. Henry was Chief Financial Officer of	0
Calgary, Alberta, Canada			WestBlock Inc., (a private technology company),	(0%)
			a position she held from 2017 to 2018. Prior
			thereto, Ms. Henry served as Director of Finance
			for GMP Securities LP from 2016 to 2017 and as
			Chief Financial Officer of FirstEnergy Capital
			Corp. from 2001 to 2016.
Kelvin B. Johnston(1)(2)(3)	Chairman	2016	Mr. Johnston serves as President of Wylander	209,389
Calgary, Alberta, Canada	Director	2012	Crude Corp., a private oil and gas company, a	(0.04%)
			position he has held since July 2006, and as
			Vice President, Corporate Development of
			Lakeview Energy Ltd., a private oil and gas
			company, a position held since June 2009. Mr.
			Johnston is also a Managing Director of JOG
			Capital Corp., a firm providing private equity
			capital to the junior oil and gas sector.
James D. McFarland(1)(2)	Director	2010	Mr. McFarland serves as a director of Valeura	87,948
Calgary, Alberta, Canada			Energy Inc., a TSX listed issuer, which he co-	(0.02%)
			founded and of which he served as President
			and Chief Executive Officer from June 2010 until
			December 31, 2017. Prior to this position, Mr.
			McFarland served as President, Chief Executive
			Officer, director and co-founder of Verenex
			Energy Inc., which was sold to the Libyan
			Investment Authority in December 2009.
D. Michael G. Stewart(3)	Director	2006	Michael Stewart is a corporate director and	115,809
Calgary, Alberta, Canada			currently serves on the boards of directors and	(0.02%)
			various board committees of TC Energy and its
			subsidiary, TransCanada PipeLines Limited and
			CES Energy Solutions Corp.

Notes:

(1)	Member of the Corporation’s Audit and Risk Committee.
(2)	Member of the Corporation’s Reserves, Health, Safety and Environment Committee.
(3)	Member of the Corporation’s Compensation, Corporate Governance & Nominating Committee.
(4)	All information relating to securities held by directors has been provided by the respective nominee director.

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Biographies

Peter D. Sametz is a seasoned oil and gas executive with over 36 years of experience in a variety of technical and leadership roles. Mr. Sametz has significant strategic experience having served as a Chief Executive Officer and director of numerous public and private companies and industry associations. Mr. Sametz graduated with high distinction from Carleton University with a degree in Mechanical Engineering. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and the Institute of Corporate Directors (ICD).

Wayne K. Foo has had a varied 37-year career in the energy sector, including: exploration and production management with Chevron Corporation; President, Chief Operating Officer and Vice President of Archer Resources Ltd.; President and Chief Executive Officer of Dominion Energy Canada Ltd.; President and Chief Executive Officer of Petro Andina Resources Inc. and Chief Executive Officer of Parex Resources Inc. Mr. Foo received a Bachelor of Science in Geology from the University of Calgary in 1977 and a Master’s of Science degree in Geology from Queen’s University in 1979.

Chandra A. Henry was Chief Financial Officer of WestBlock Inc. (2017-18). Prior thereto, Ms. Henry held various senior finance positions including Director of Finance for GMP Securities LP (2016-17) and Chief Financial Officer for FirstEnergy Capital Corp. (2001-16). Both firms are leading boutique investment dealers that have served the oil and gas industry for many decades. Ms. Henry has also served as a Director, Treasurer and Chair of the Audit Committee of the Alberta Ballet Company (2012-018). Ms. Henry has a Bachelor of Commerce degree from the Haskayne School of Business, is both a Chartered Professional Accountant (CPA, CA) and a Chartered Financial Analyst Charterholder, is a member of the Institute of Corporate Directors (ICD) and has recently completed the ICD-Rotman Directors Education Program (DEP).

Kelvin B. Johnston is an executive with more than 36 years’ experience in the oil and gas industry. Prior positions include serving as President and Chief Executive Officer of Alberta Clipper Energy Inc., Vice-President, Exploration of Thunder Energy Ltd., and various senior technical, executive and board capacities at Husky Oil Ltd., Startech Energy Inc., Impact Energy Inc., Mustang Resources Ltd. and Peerless Energy Inc. Mr. Johnston is currently a Managing Director with JOG Capital Corp., serves as a director of Leucrotta Exploration Inc. and serves as a director of the Explorers and Producers Association of Canada (EPAC). Mr. Johnston holds a Bachelor of Science (Hons.) degree in Geology from the University of Manitoba and a Master’s degree in Economics from the University of Calgary.

James D. McFarland has more than 46 years’ experience in the oil and gas industry. He has served in senior executive roles as President and CEO of Valeura Energy Inc. and Verenex Energy Inc., Managing Director of Southern Pacific Petroleum N.L. in Australia, President and Chief Operating Officer of Husky Oil Limited and in a wide range of upstream and corporate functions in an earlier 23 year career with Imperial Oil Limited and other ExxonMobil affiliates in Canada, the United States and western Europe. He is a member of the Association of Professional Engineers and Geoscientists of Alberta, the Society of Petroleum Engineers, the Institute of Corporate Directors and the Congress Program Committee of the World Petroleum Council. Mr. McFarland received a Bachelor of Science in Chemical Engineering (Honours) from Queen’s University at Kingston and a Master of Science in Petroleum Engineering from the University of Alberta and completed the Executive Development Program at Cornell University. In 2003, he was awarded the Australian Centenary Medal for outstanding service through business and commerce. At present, Mr. McFarland serves as a director of MEG Energy Corp. and Valeura Energy Inc., both TSX listed issuers, and Arrow Exploration Corp., a TSX Venture Exchange listed issuer.

D. Michael G. Stewart has held a variety of senior executive positions in the Canadian energy industry over the past 46 years, the most recent being Executive Vice President, Business Development of Westcoast Energy Inc. (energy infrastructure, services and utilities; 1998 – 2002). Mr. Stewart graduated from Queen’s University, Kingston, Ontario in 1973 with a Bachelor of Science (First Class Honours) in Geological Sciences. He is a member of the Institute of Corporate Directors and the Association of Professional Engineers and Geoscientists of Alberta (non-practicing).

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Corporate Cease Trade Orders or Bankruptcies

None of the proposed directors is, as at the date hereof, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued while the proposed director was acting in that capacity; or (ii) was subject to such an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.

Other than as disclosed in the following paragraph, none of the proposed directors is, as at the date hereof, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Mr. Sametz was the Chief Executive Officer and director of One Earth Oil and Gas Inc. (“One Earth”) a private oil and gas company until April 27, 2016, being the date on which One Earth was granted a court order approving the sale of assets contemplated in the proposal filed with the Office of the Superintendent of Bankruptcy in March 2016. From the time One Earth filed a Notice of Intention to Make a Proposal under the Bankruptcy Insolvency Act of Canada in November 2015 until the sale of assets, management operated the company and Hardie & Kelly were appointed trustees to facilitate the sale of assets. Mr. Sametz was an independent member of the Board of Directors of One Earth until being appointed as the Chief Executive Officer and director of One Earth on in 2014 to lead, manage and oversee the restructuring of One Earth.

Mr. Sametz was the Chief Executive Officer and director of Gemini Corporation (“Gemini”) until his resignation on November 28, 2017. Gemini provided fabrication, construction, maintenance, environmental and regulatory support to customers involved in oil and gas, heavy oil, oil sands, midstream and pipeline facilities, hydrocarbon processing, power and other industrials until April 19, 2018, when Gemini was made the subject of a receivership order by the Alberta Court of Queen’s Bench upon the application by the Company’s senior secured creditor, ATB Financial. FTI Consulting Canada Inc. was appointed as Receiver and Manager of all the Company’s assets, undertakings and properties. Mr. Sametz was an independent member of the Board of Directors of Gemini until being appointed as the Chief Executive Officer and director of Gemini on March 2016 to lead, manage and oversee the restructuring of Gemini.

Personal Bankruptcies

None of the proposed directors has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold their assets.

Penalties or Sanctions

To the knowledge of the Corporation, no proposed nominee for election as a director of the Corporation (nor any personal holding company of any of such persons) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for such proposed nominee.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Corporation believes that Shareholders should have the opportunity to fully understand the philosophy, objectives and principles that the Board has used to make executive compensation decisions. This Shareholder advisory vote represents an important part of the ongoing process of engagement between Shareholders and the Board on compensation.

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The Corporation hopes you will carefully review the Corporation’s compensation discussion and analysis under “Compensation Discussion and Analysis” of this Information Circular before voting on this matter. The compensation discussion and analysis contained in this Information Circular describes the Corporation’s compensation philosophy, the objectives of the different elements of the Corporation’s compensation programs and the way the Board assess performance and makes decisions.

The Board recommends that Shareholders approve the following advisory resolution:

“BE IT RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in the management information circular of the Corporation dated May 14, 2019.”

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board believes that it is essential for Shareholders to be well informed of the Corporation’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between Shareholders and the Board. In 2018, Shareholders voted 85.53% in favor of the advisory resolution concerning the Corporation’s approach to executive compensation. In the absence of contrary instructions, it is the intention of the persons designated in the accompanying Form of Proxy to vote the Common Shares represented thereby FOR the non-binding advisory resolution regarding the Corporation’s approach to executive compensation.

OTHER MATTERS COMING BEFORE THE MEETING

The Board knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxies solicited hereby will be voted on such matters in accordance with the best judgement of the person voting such proxy.

EXECUTIVE COMPENSATION

Summary

Securities legislation requires the disclosure of the compensation received by each “Named Executive Officer” (“Named Executive Officer” or “NEO”) of the Corporation for the most recently completed financial year. “Named Executive Officer” is defined by securities legislation to mean: (i) a Chief Executive Officer (“CEO”) of the Corporation; (ii) a Chief Financial Officer (“CFO”) of the Corporation; (iii) each of the Corporation’s three most highly compensated executive officers or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 for that financial year; and (iv) each individual who would be a “Named Executive Officer” under paragraph (iii) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

For the year ended December 31, 2018, the NEOs of the Corporation are:

  Mr. Peter D. Sametz, President and Chief Executive Officer

  Mr. Derek W. Evans, Former President and Chief Executive Officer

  Mr. Christopher G. Webster, Chief Financial Officer

  Mr. Randall S. Steele, Chief Operating Officer

  Mr. Douglas Bowles, Former Vice President, Finance

Mr. Peter Sametz succeeded Mr. Derek Evans as President and Chief Executive Officer on March 15, 2018. Mr. Evans retired as President, Chief Executive Officer and a director on March 15, 2018. Mr. Douglas C. Bowles ceased to be Vice President, Finance on January 31, 2019.

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Compensation Discussion and Analysis

Compensation, Corporate Governance & Nominating Committee

The Compensation, Corporate Governance & Nominating Committee assists the Board in overseeing the design and administration of key compensation and human resource policies and compensation for the executive team including the CEO. The Compensation, Corporate Governance & Nominating Committee reports to the Board and is governed by terms of reference adopted by the Board, which are available at www.pengrowth.com. The Compensation, Corporate Governance & Nominating Committee is currently composed of Mr. D. Michael G. Stewart (Chair), Mr. Wayne K. Foo, and Mr. Kelvin B. Johnston. Each member of the Compensation, Corporate Governance & Nominating Committee is an independent member of the Board and has experience in executive and corporate compensation programs. Each member’s biography can be found under “Election of Directors –Biographies”.

The Compensation, Corporate Governance & Nominating Committee meets a minimum of 2 times per year and follows a detailed annual workplan to ensure that the committee discharges the responsibilities delegated to it by the Board in the committee’s terms of reference. The Compensation, Corporate Governance & Nominating Committee uses information and analysis provided by management, independent compensation advisors, industry compensation surveys in which Pengrowth participates and other publicly available reports and analyses on executive compensation matters.

Unique Challenges Faced in 2018

2018 continued to present challenges for the oil and gas industry globally and Pengrowth was not immune. Specific challenges faced and the actions taken by management, the Corporation and the Board are described below:

Challenges Faced

  Following a steady improvement in commodity prices through the first three quarters, the price of West Texas Intermediate crude and Western Canadian Select crude both fell precipitously in the fourth quarter, derailing attempts to refinance the Company’s term debt.

  Negative perceptions about new capital investments in the oil and gas sector and a consequent decrease in capital being invested into the sector and in Pengrowth.

  A continued weak Canadian dollar relative to the US dollar averaging an exchange rate of $1.00:US$0.7721, which has a negative impact as most of the Corporation’s debt is denominated in U.S. dollars.

  Outstanding deferred proceeds after selling substantially all of the Corporation’s assets, with the exception of Lindbergh and Groundbirch, to reduce indebtedness in a very challenging marketplace.

  Converting technically and culturally from a senior exploration and production company to an intermediate resource play developer with two primary assets, Lindbergh (SAGD Bitumen) and Groundbirch (Montney gas).

  Relatively high debt levels and the resultant limited access to capital markets.

Actions Taken

  Employed various risk mitigation strategies that protected Pengrowth from the worst impacts of the precipitous fall in oil prices in the fourth quarter.

  Vigorously marketed a refinancing package to replace Pengrowth’s term debt during the fourth quarter until crude prices fell.

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  Announced a Multi-Year Development Plan for the Lindbergh project, which shifted its growth strategy from a large phase 2 build-out to a more incremental approach to make it possible to grow within cash flow.

  Moderated capital program in 2018 to live within cash flow.

  Successfully collected on deferred proceeds from asset sales through a variety of means.

  Continued to align and streamline the organization and cost structure to Pengrowth’s smaller operational footprint.

  Proactively initiated a cultural transformation to move to the mindset of an intermediate resource developer.

Executive compensation benchmarking was undertaken in late 2017 and early 2018 as was an extensive review of the compensation approach taken by the companies comprising the Corporation’s peer group in the face of continuing low commodity prices and the substantial weakening of the Canadian dollar.

The Compensation, Corporate Governance & Nominating Committee recommended, and the Board approved, the following approach for 2018 compensation:

  A STIP award for 2018 performance awarded in 2019 at target to reflect a solid scorecard performance (1.0 out of a possible 2.0) and reflective of the contributions made by employees as the organization was transformed.

  A significant decrease in the aggregate amount of the 2018 LTIP grant by not applying corporate and individual performance multipliers to the annual LTIP grant calculation.

  Salary freeze put in place in 2015 continued through 2018 for NEOs and senior officers, other than in respect of promotions.

Overall Impact

The overall financial benefits of the actions taken as noted above have been substantial. Operating expenses per boe in 2018 were 33% lower compared with 2017 and cash G&A per boe in 2018 was approximately 3% lower than in 2017. Pengrowth continues to be a leaner, more focussed organization than it was in 2018 and is underpinned by two 100% owned and operated growth assets at Lindbergh and Groundbirch.

2019 Compensation Program

The Compensation, Corporate Governance & Nominating Committee reviews and, as appropriate, adjusts the Corporation’s overall compensation strategy and program, including the compensation of the Corporation’s executive officers, directors and employees, on an annual basis. In connection with this annual review, the Compensation, Corporate Governance & Nominating Committee takes into account operational and financial performance, market conditions and benchmarks and compares its compensation practices against industry peers to ensure its compensation program is competitive and in line with comparable companies operating in the oil and gas industry in Canada. As part of this annual review, Management retained Mercer (Canada) Limited (“Mercer”), independent compensation consultants, to provide independent analysis of, and advice with respect to, the Corporation’s compensation program. In addition to the engagement with Shareholders through the say on pay advisory vote at the Corporation’s Shareholder meeting last year, the Corporation acted on feedback received from Shareholders on the Corporation’s compensation practices to ensure that the Corporation’s practices are aligned with the Corporation’s smaller current asset base, headcount and operations, to reduce complexity and to better focus the organization on absolute shareholder return and per share performance metrics.

Under the Corporation’s compensation program for 2019:

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  Grants of long-term incentive compensation will be in the form of options to purchase Common Shares (‘Options”) under the stock option plan (“Stock Option Plan”) and/or restricted share units (“RSUs”) under the LTIP.

  NEOs and executive officers will receive 100% of their long-term incentive compensation in Option grants;

  Senior employees will receive 50% of their long-term incentive compensation in Option grants and 50% in RSU grants; and

  All other employees will receive 100% of their long-term incentive compensation in RSU grants.

The Corporation believes that the Stock Option Plan and Option grants align the interests of management of the Corporation with the Shareholders by incentivizing management in the current commodity price environment to continue to reduce general and administrative and operating costs, reduce indebtedness and the Corporation’s abandonment and reclamation liabilities, achieve better returns on invested capital, improve operational efficiencies and promote per share production and reserves growth in order to increase the market value of the Common Shares and provide per share returns to the Shareholders. In addition to Shareholder alignment, the Corporation believes that the Stock Option Plan provides the Corporation with an effective tool to retain and motivate the Corporation’s NEOs, executive officers and senior employees.

The Corporation’s compensation program is designed to reward individual and team performance that contributes to the achievement of the Corporation’s business strategy on both a short and long-term basis. The Corporation’s compensation program consists of both fixed and variable compensation, with a significant portion of compensation being “at risk” and based on absolute performance.

As a result of the foregoing, in 2019 the Compensation, Corporate Governance & Nominating Committee recommended, and the Board of Directors approved, a compensation program for 2019 which will be comprised of (i) base salary; (ii) an annual cash-based incentive plan; (iii) the Stock Option Plan; (iv) RSUs under the LTIP; and (v) a package of company-paid employee benefits and perquisites (collectively, the “2019 Compensation Program”).

Compensation Consultants

In discharging its responsibilities, the Compensation, Corporate Governance & Nominating Committee takes into consideration information and advice provided by management and consultants, industry compensation surveys and publicly available executive compensation data.

The table below sets out the fees paid to external consultants in 2017 and 2018 related to executive compensation and other matters.

	LANE CAPUTO		MERCER(1)
	2018	2017	2018	2017
Executive Compensation-Related Fees	$2,310	$2,347	$9,887	$6,603
All other fees	-	-	$15,025	$10,983
Total Fees	$2,310	$2,347	$24,912	$17,586

Note:

(1)	Other fees for Mercer relate to non-executive compensation data, surveys and analysis.

Elements of Compensation

The compensation for each member of the Pengrowth executive team is comprised of:

  base salary;

  an annual cash-based incentive plan (“STIP”);

  Options under the Stock Option Plan; and

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  a package of company-paid employee benefits and perquisites.

Details of these elements are described below.

Pengrowth’s objective regarding total compensation has been to combine both corporate and individual performance elements and directly support the execution of Pengrowth’s strategic plan. Compensation programs have been structured to reward short term (annual) performance without compromising or risking longer term Shareholder value.

The majority of compensation for the Corporation’s executives is made up of short and long-term incentives which are “at risk” as their ultimate value is based on corporate and individual performance and not guaranteed.

In determining the Corporation’s executives’ annual compensation, the Compensation, Corporate Governance & Nominating Committee typically assesses individual performance; considers market data for similar positions within the executive compensation peer group; and, with respect to STIP, LTIP and the Stock Option Plan, measures performance against agreed goals and objectives and the current year’s corporate scorecard and Pengrowth’s performance compared with the relevant peer companies.

The Compensation, Corporate Governance & Nominating Committee reviews the compensation levels for each executive to ensure consistency and appropriateness of:

  corporate and individual performance;

  the competitive market;

  current industry circumstances; and

  relative positioning of each executive with external and internal peers.

Base Salaries

Base salaries are paid to compensate executives for foundational leadership and management skills and the degree of accountability inherent in their roles. The base salaries of all employees, including the NEOs, are reviewed annually. Factors considered when establishing and adjusting base salaries for the NEOs include:

  the individual’s recent and historical performance and contribution to the Corporation’s success;

  the scope of responsibility and accountability within Pengrowth;

  comparable base salaries in the compensation peer group;

  general market conditions; and

  appropriate relative positioning and internal equity within the executive group.

Base salary adjustments are reviewed in November with an adjustment date of January 1st. That said, base salaries for NEOs have been frozen for 2019. Further information on the base salaries of the NEOs is in the “Statement of Executive Compensation – Summary Compensation Table”.

STIP

The STIP rewards executives for their contribution to the achievement of annual financial and non-financial goals. The Corporation’s STIP aims to align the annual rewards of employees with the interests of Shareholders. The plan is based on a series of corporate and individual performance measures and objectives established at the beginning of each performance year. Each employee has an STIP target, expressed as a percentage of base salary. Individual STIP targets vary by organization level, with more senior positions having proportionately more pay at risk; and weighted more heavily towards corporate performance, reflecting the nature and impact of their contributions. The Compensation, Corporate Governance & Nominating Committee approves the annual STIP target percentage of base salary for each of the Corporation’s executive officers. In doing so, the Compensation, Corporate Governance & Nominating Committee takes into account the officer’s respective responsibilities, base salary, internal equity and the positioning of his or her short term incentive target compared to market.

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At the beginning of each fiscal year, the Board receives the recommendations of the Compensation, Corporate Governance & Nominating Committee and approves a corporate scorecard reflecting the year’s performance targets. These performance factors are primarily quantitative in nature and are communicated to the entire workforce. Greater weight is assigned to quantifiable and measurable operational and financial performance indicators to focus all employees on performance measures and outcomes that are within their influence. Each performance factor has a threshold, target and stretch level. If the threshold level of performance is not achieved for any particular factor, no credit will be granted for that factor in the calculation of the corporate performance factor and STIP payout. When the annual results for STIP payment levels, as recommended by the CEO, are reviewed by the Compensation, Corporate Governance & Nominating Committee at year end, the Committee considers a number of factors in making its recommendations to the Board including scorecard performance, Shareholder returns, the competitive staffing environment and peer group practices. An overall corporate performance factor is approved by the Board, which can range between zero and 2.0, and determines each employee’s payout on the corporate portion of the STIP award.

2018 Corporate Scorecard Assessment and 2018 STIP Award

Pengrowth’s 2018 corporate scorecard was composed of a number of measures that were the key drivers of Pengrowth’s success during the year. This set of key performance indicators with quantitative and qualitative measures and targets for 2018 was recommended by the CEO, reviewed by the Compensation, Corporate Governance & Nominating Committee and approved by the Board early in 2018.

The measures were heavily weighted toward financial and operational results. Each of the measures in the 2018 corporate scorecard had a threshold level of performance (typically about 80% of the target level) which had to be reached for the measure to contribute to a payout (threshold achievement is a 0.5 performance factor). There is a target level of performance (performance factor of 1.0) on each element and a stretch level of performance (performance factor of 2.0) above threshold. To achieve a performance factor of 2.0, there must be a significant overachievement of the target. Between threshold and target performance, and between target and the stretch maximum, performance factors are graduated according to the performance level actually reached.

The Compensation, Corporate Governance & Nominating Committee recommended and the Board approved, an overall corporate performance factor of 1.0 based on the scorecard performance (see below) to be applied in calculating 2018 STIP for all employees including the CEO and the other NEOs. The 2018 STIP payments were made on March 15, 2019.

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An assessment of 2018 performance against the 2018 corporate scorecard is shown below:

2018 Management Initiatives and Actions	Units	Weighting	Performance Factor	TARGETS Threshold	TARGETS Target	TARGETS Maximum	2018 Results
HEALTH, SAFETY, ENVIRONMENT & REGULATORY 15%	**Regulatory & Environmental Compliance**							
	Battery proration	%	5%	2.00	0%	-0.5%	-1.25%	-1.25
	Satisfactory regulatory inspections of well sites & facilities	%		1.96	IA-10%(66.3%)	IA (76.3%)	IA+10% (86.3%)	85.9
	Water Recycle at Lindbergh - Annual Average	%		0.87	91%	95%	98%	94.0
	Government Reportable Liquid Releases	#	5%	0.75	8	6	4	7
		m^3		0.99	30	20	15	20
	Safety Management							
	Emergency Preparedness	#	5%	1.00	8	12	30	12
	Inspections, Evaluations, Observatiosns logged in Itrak	#		1.31	375	485	900	612
	Governance audits logged in Itrak	#		1.16	220	275	500	310
PRODUCTION & OPERATIONS 30%	**Production**							
	Groundbirch Production (Includes, FBV, NEBC, SOEP)	boe/d	5%	0.00	6,500	6,800	7,100	5,700
	Lindbergh Production		15%	0.72	16,000	16,750	17,450	16,325
	Operating Costs							
	Annual Operating Costs	$MM	10%	2.00	$99	$95	$86	85
		$/boe		1.46	$11.50	$11.00	$10.00	$10.54
2018 PLAN DELIVERY 25%	**Cost Structure Reduction**							
	Corporate Cash G&A - 2nd half run rate	$MM	5.0%	0.00	$11.3	$10.0	$8.5	12.2
	Development Capital Management							
	Lindbergh Capital Efficiency	$/boed	15%	1.99	17,110	16,295	13,851	13,885
	Groundbirch Capital Efficiency		5%	1.63	15,173	14,450	12,283	13,087
STRATEGY MANAGEMENT 30%	**Lindbergh 2019 & 2020 Growth Projects**							
	$/flowing bbl	$/bbl	5%	2.00	16,000	14,500	13,750	12,015
	Volume/year	bbl/d	2.5%	2.00	2,000	2,250	2,750	2,885
	Annual capital plans ready for corporate presentation	Date	2.5%	1.00	July 15th	June 15th	April 15th	June 15th
	WCS Price & Apportionment Protection 2019 & 2020							
	Volume per year with price & apportionment protection	bbls/d	5%	0.00	8,000	12,000	15,000	17,500
	Differential to WTI	USD/bbl	5%	0.00	(23)	(20)	(17)	(19.47)
	Source New Capital							
	New capital for debt reduction and overall balance sheet management	$MM	10%	0.00	56	100	150	0
	Total Weighting \ Total Performance Factor		100.0%	1.0

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LTIP

All grants of long-term incentive compensation are in the form of Options under the Option Plan and/or RSUs under the LTIP.

The grants of RSUs under the LTIP provides an important retention tool as the RSUs vest in thirds on the first, second and third anniversary of the grant date and are “full value” awards unlike Options, which may have zero value.

TSX requires approval every three years of unallocated awards under the LTIP, which approval was last obtained on June 28, 2016 and is, accordingly, required by June 28, 2019. The Corporation has determined to seek such Shareholder approval at the meeting of Shareholders in 2020 rather than at the Meeting and, as such:

1.	awards under the LTIP which are outstanding as of June 28, 2019 will continue to be governed by the terms of the LTIP;

2.	awards under the LTIP which have not been allocated as of June 28, 2019 will be cancelled;

3.	awards under the LTIP which are outstanding as of June 28, 2019 and which are subsequently cancelled, terminated or exercised, will not be available for a new grant of awards; and

4.

as of June 28, 2019, the Corporation will not be permitted to make further grants under the LTIP (including RSUs) until Shareholder approval is obtained (it being understood that the Corporation may grant awards under the LTIP after June 28, 2019 and before Shareholder approval provided that no exercise of such award may occur until Shareholder approval is obtained for the LTIP and ratification of such awards has also been obtained).

The following is a summary of the principal terms of the LTIP, which is qualified in its entirety by the full text of the LTIP.

The LTIP as approved by Shareholders has a rolling and reloading maximum number of Common Shares reserved for issuance equivalent to 3.2% of the number of Common Shares that are issued and outstanding from time to time.

Notwithstanding the above limit, the aggregate number of Common Shares issuable at any time to non-employee directors under the LTIP may not exceed the lesser of: (i) 0.5% of the issued and outstanding Common Shares; or (ii) $100,000 per director on an annual basis. In addition to the above limitations, the rules of the TSX prescribe that the aggregate number of Common Shares issuable at any time to “insiders” under the LTIP when combined with all of the Corporation’s other security-based compensation arrangements may not, in the aggregate, exceed 10% of the issued and outstanding Common Shares. Further, during any one year period, the Corporation cannot issue to insiders under the LTIP when combined with all of the Corporation’s other security-based compensation arrangements, in the aggregate, a number of Common Shares exceeding 10% of the issued and outstanding Common Shares.

In the event that an expiry date of any unit issued under the Corporation’s LTIP (“Unit”) falls within a prescribed blackout period applicable to a Participant (as defined in the LTIP), or within 10 business days after the expiry of a blackout period applicable to a Participant, then the expiry date of the affected Units shall be the date that is the 10th business day after the expiry date of the relevant blackout period.

Generally, subject to the provisions of the LTIP and the rules, regulations and policies of the TSX, the Board may, at any time, amend, suspend or terminate the LTIP and the Units awarded thereunder without Shareholder approval. Without limiting the generality of the foregoing, the Board may make the following types of amendments without requiring Shareholder approval:

1.	amendments of a “housekeeping” or ministerial nature;

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2.	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

3.	amendments respecting the administration of the LTIP;

4.	amendments to the vesting provisions of the LTIP or of any Unit;

5.	amendments to the early termination provisions of the LTIP or any Unit, whether or not such Unit is held by an insider;

6.	amendments to the termination provisions of the LTIP, or any Unit, other than a Unit held by an insider in the case of an amendment extending the term of a Unit;

7.	the addition of a cashless exercise feature, payable in cash or Common Shares; and

8.	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Without limiting the generality of the foregoing, Shareholder approval will be required, in accordance with the policies of the TSX, in order for the Corporation to:

1.	extend the term of a Unit beyond the original expiry date;

2.

amend the LTIP to change the definition of Participant that may permit the introduction of non-employee directors on a discretionary basis or amendments to any limits imposed on non-employee directors;

3.	amend the LTIP to permit the transfer or assignment of Units other than for normal estate settlement purposes;

4.	amend the LTIP to remove or exceed the insider participation limits set out therein;

5.	increase the fixed percentage of issued and outstanding securities issuable pursuant to the LTIP; or

6.	modify or amend the amending provisions of the LTIP.

The interest of any participant under the LTIP or in any Unit is not be transferable or alienable by him or her either by pledge, assignment or in any other manner whatever, otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death.

Subject to the terms of the LTIP and the provisions of any applicable award agreement, upon a participant ceasing to be an officer, employee or direct or indirect service provider of the Corporation for any reason including, without limitation, due to involuntary termination with or without cause or voluntary termination by the participant, all Units previously credited to such participant's account which did not become vested Units on or prior to the participant's termination date shall be terminated and forfeited as of such date.

For 2018, the Corporation’s LTIP for officers and senior leaders in the Corporation was comprised of one element, RSUs. RSUs have value that varies with the future price of the Corporation’s Common Shares. Each RSU vests in 1/3 tranches on the first, second and third anniversaries following the date of the grant. The number of Common Shares ultimately issued on exercise of vested RSUs will be equal to the number of RSUs initially awarded to the holder, plus the reinvestment of notional dividends paid during the three year term of the RSU.

Prior to 2018, officers and senior leaders in the Corporation also received Performance Share Units (“PSUs”). Such PSUs had value that depends on the Corporation’s corporate performance against pre-established metrics over a three-year performance period. For the years 2014 to 2017, that metric was relative shareholder return (“TSR”). Each PSU entitled the holder to a number of Common Shares to be issued at the end of the third year after grant. The PSUs and number of Common Shares issued on exercise are adjusted to reflect the reinvestment of notional dividends. The performance criteria, vesting ranges and actual results to-date for PSUs granted

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between 2014 and 2017, as recommended by the Compensation, Corporate Governance & Nominating Committee and approved by the Board, are as follows:

YEAR		VESTING/	RANGE OF
OF		EXPIRY	PERFORMANCE	ACTUAL PERFORMANCE FACTOR
GRANT	PERFORMANCE CRITERIA	DATE	FACTORS	EARNED(1)(2)
2018	Not applicable	N/A	N/A	N/A
2017	25% based on relative TSR(3) for each of years 1, 2 and 3 25% based on three year relative TSR	March 17, 2020	0% to 200%	Year 1 (25%) = nil Year 2 (25%) = 109% (52nd percentile) Year 3 (25%) = TBD 3 Year (25%) = TBD
2016	25% based on relative TSR(4) for each of years 1, 2 and 3 25% based on three year relative TSR	March 18, 2019	0% to 200%	Year 1 (25%) = 157% (64th percentile) Year 2 (25%) = nil Year 3 (25%) = 104% (51st percentile) 3 Year (25%) = 50% (38th percentile)
2015	25% based on relative TSR(5) for each of years 1, 2 and 3 25% based on three year relative TSR	March 16, 2018	Non-Executives: 50% to 150% Executives: 0% to 200%	Non-Executives: 75%(6) Executives: 50%(7)
2014	25% based on relative TSR(8) for each of years 1, 2 and 3 25% based on three year relative TSR	March 16, 2017	50% to 150%	75%(9)

Notes:

(1)	How performance factors are calculated:

Performance Measure	If Corporation Achieves	Then the Performance Multiplier Is*
Relative TSR	≤ 25th percentile among the Corporation’s comparator group	0%
(2016 and 2017 Grants)	=50th percentile	100%
	≥ 75th percentile	200%
Relative TSR	≤ 25th percentile among the Corporation’s comparator group	50% for non-executives | 0% for executives
(2015 Grants)	= 50th percentile	100%
	≥ 75th percentile	150% for non-executives | 200% for executives
Relative TSR	≤ 25th percentile among the Corporation’s comparator group	50%
(2014 Grants)	= 50th percentile	100%
	≥ 75th percentile	150%
*Straight line interpolation is used for results between minimums and thresholds.
(2)	Percentages in parenthesis reflect the portion of each PSU grant to which the performance factor applies.
(3)

Performance peer group for 2017 PSU relative TSR performance measurement includes: Advantage Oil & Gas Ltd., Athabasca Oil Corp., Baytex Energy Corp., Bellatrix Exploration Ltd., Birchcliff Energy Ltd., BlackPearl Resources Inc., Bonavista Energy Corp., Bonterra Energy Corp., Cardinal Energy Ltd., Cona Resources Ltd., Crew Energy Inc., Delphi Energy Corp., Kelt Exploration Ltd., MEG Energy Corp., NuVista Energy Ltd., Obsidian Energy Ltd., Painted Pony Petroleum Ltd., Paramount Resources Ltd., Pine Cliff Energy Ltd., Raging River Exploration Inc., Spartan Energy Corp., Surge Energy Inc., Tamarack Valley Energy, TORC Oil & Gas Ltd. and Trilogy Energy Corp.

(4)

Performance peer group for 2016 PSU relative TSR performance measurement includes: ARC Resources Ltd, Athabasca Oil Corp., Baytex Energy Corp., Bellatrix Exploration Ltd., Birchcliff Energy Ltd., BlackPearl Resources Inc., Bonavista Energy Corp., Bonterra Energy Corp., Cardinal Energy Ltd., Crescent Point Energy Corp., Crew Energy Inc., Encana Corp., Enerplus Corp., Kelt Exploration Ltd., Northern Blizzard Resources, NuVista Energy Ltd., Painted Pony Petroleum Ltd., Penn West Petroleum Ltd., Peyto Exploration & Development Corp., Seven Generations Energy Ltd., Spartan Energy Corp., Surge Energy Inc., TORC Oil & Gas Ltd., Tourmaline Oil Corp., Trilogy Energy Corp. and Whitecap Resources Inc.

(5)

Performance peer group for 2015 PSU relative TSR performance measurement includes: Advantage Oil & Gas Ltd., ARC Resources Ltd., Athabasca Oil Corporation, Baytex Energy Corp., Bellatrix Exploration Ltd., Birchcliff Energy Ltd., Bonavista Energy Corporation, Bonterra Energy Corp., Canadian Natural Resources Limited, Canadian Oil Sands Limited, Cenovus Energy Inc., Crescent Point Energy Corp., Crew Energy Inc., Encana Corporation, Enerplus Corporation, Freehold Royalties Ltd., Husky Energy Inc., Imperial Oil Limited, Kelt Exploration Ltd., MEG Energy Corp., Northern Blizzard Resources, NuVista Energy Ltd., Painted Pony Petroleum Ltd., Paramount Resources Ltd., Penn West Petroleum Ltd., Peyto Exploration & Development Corp., PrairieSky Royalty Ltd., Raging River Exploration Inc., Seven Generations Energy, Suncor Energy Inc., Surge Energy Inc., Tourmaline Oil Corp., Trilogy Energy Corp., Vermilion Energy Inc. and Whitecap Resources Inc.

(6)	The overall 75% performance factor for the 2015 PSUs granted to non-executives was derived from the following:
Year 1 (25%) = 50% (bottom quartile relative TSR)
Year 2 (25%) = 150% (top quartile relative TSR)
Year 3 (25%) = 50% (bottom quartile relative TSR)
3 Year (25%) = 50% (bottom quartile relative TSR)
(7)	The overall 50% performance factor for the 2015 PSUs granted to executives was derived from the following:
Year 1 (25%) = 0% (bottom quartile relative TSR)
Year 2 (25%) = 200% (top quartile relative TSR)
Year 3 (25%) = 0% (bottom quartile relative TSR)
3 Year (25%) = 0% (bottom quartile relative TSR)
(8)	Performance peer group for 2014 PSU relative TSR performance measurement includes: Advantage Oil & Gas Ltd., ARC Resources Ltd., Athabasca Oil Corporation, Baytex Energy Corp., Bellatrix Exploration Ltd., Birchcliff Energy Ltd., BlackPearl Resources Inc., Bonavista Energy Corporation, Bonterra Energy Corp., Canadian Natural Resources Limited, Canadian Oil Sands Limited, Cenovus Energy Inc., Crescent Point Energy Corp., Crew Energy Inc., Encana Corporation, Enerplus Corporation, Husky Energy Inc., Imperial Oil Limited, Legacy Oil + Gas Inc., Lightstream Resources Ltd., MEG Energy Corp., NuVista Energy Ltd., Paramount Resources Ltd., Penn West Petroleum Ltd., Peyto Exploration & Development Corp., Raging River Exploration Inc., Suncor Energy Inc., Surge Energy Inc., Tourmaline Oil Corp., Trilogy Energy Corp., Vermilion Energy Inc. and Whitecap Resources Inc.
(9)	The overall 75% performance factor for the 2014 PSUs was derived from the following:

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Year 1 (25%) = 50% (bottom quartile relative TSR)
Year 2 (25%) = 50% (bottom quartile relative TSR)
Year 3 (25%) = 150% (top quartile relative TSR)
3 Year (25%) = 50% (bottom quartile relative TSR)

Stock Option Plan

The Stock Option Plan was approved by Shareholders on June 26, 2018. The purpose of the Stock Option Plan is to reward participants with additional compensation relative to an increase in the price of the Common Shares to better align with the interests of Shareholders. In addition, the anticipated deferred vesting of Options over a three-year period serves as a long-term retention incentive to encourage the NEOs, executive officers and other senior management to remain employed with the Corporation. Unless there is growth in Pengrowth’s share price, no value will be realized from the Options under the Stock Option Plan.

The following is a summary of the principal terms of the Stock Option Plan, which is qualified in its entirety by the full text of the Stock Option Plan.

Eligibility

The Stock Option Plan permits the granting of Options to officers, employees and consultants of the Corporation. The Stock Option Plan does not permit the grant of Options to non-employee directors of the Corporation.

Administration

Pursuant to the Stock Option Plan, the Board may grant Options from time to time. At the time of the grant, the Board fixes the exercise price, vesting dates and the expiry date of such Options. The Board may also fix such other terms and conditions, not inconsistent with the Stock Option Plan, as the Board in its discretion may determine.

Expiration

The Stock Option Plan provides that the expiry date of an Option shall be no later than ten (10) years from the date of grant of such Option. If the expiry date of an Option falls within any period during which employees of the Corporation are prohibited from trading securities of the Corporation that is imposed by the Corporation (a “Black Out Period”), or within five business days thereafter, the expiry date of such Option shall be automatically extended for a period of ten business days following the end of the Black Out Period.

Exercise Price

The Stock Option Plan provides that the exercise price of an Option shall be greater than or equal to the higher of: (i) the five day volume weighted average trading price of the Common Shares on the TSX immediately preceding the date of grant; or (ii) the lowest price permitted by the TSX; provided that if the Common Shares are not listed and posted for trading on a stock exchange, the exercise price of an Option shall be the value determined by the Board on the date of grant. The Board has the option to permit the exercise, for all or any part of the Options held by a participant, on cashless basis.

Maximum Percentage of Common Shares Reserved

The maximum number of Common Shares that are issuable under Options that are issued and outstanding at any time under the Stock Option Plan and the aggregate number of Common Shares issuable pursuant to any other share compensation arrangement shall not exceed 10% of the aggregate number of Common Shares actually outstanding at that time, as determined on a non-diluted basis. The maximum number of Common Shares that may be issued under the Stock Option Plan to insiders of the Corporation within any one year period and the maximum number of Common Shares that are issuable under the Stock Option Plan to insiders of the Corporation at any time, together with all Common Shares issuable to insiders under all other share compensation arrangements, may not exceed 10% of the outstanding Common Shares. The maximum number of Common Shares that may be issued under the Stock Option Plan or any other share compensation arrangement to any single participant in the Stock Option Plan may not exceed 5% of the outstanding Common Shares.

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Amendment to Options

The Board may, at any time, but subject always to the receipt of required regulatory approvals, alter, amend or revise the terms of the Stock Option Plan or an outstanding Option, or suspend, discontinue or terminate the Stock Option Plan, provided that, without the prior written consent of an Optionee, no such action shall adversely affect (except as specifically provided in the Stock Option Plan or an applicable Option Agreement) any Options previously granted to such Optionee.

Any alteration, amendment or revision to the Stock Option Plan or any outstanding Options (other than suspension, discontinuance or termination of the Stock Option Plan or any outstanding Options) is subject to the prior approval of Shareholders. Notwithstanding the foregoing, the Board has the authority to make certain amendments to the Stock Option Plan without further approval of the Shareholders, to the extent that such amendments relate to: (i) altering, extending or accelerating the terms and conditions of vesting applicable to any Option or group of Options; (ii) changing the termination provisions of an Option, provided such change does not entail an extension beyond the original expiry date of such Option; (iii) accelerating the expiry date of an Option; (iv) determining and applying the anti-dilution adjustment provisions pursuant to the Stock Option Plan; (v) making changes of a “housekeeping” nature; and (vi) amending or modifying the mechanics of exercise of the Options.

Shareholder approval is specifically required for the Board to make amendments of the following nature: (i) to increase the maximum number or percentage of Common Shares that may be issued pursuant to Options; (ii) to reduce the exercise price of Options; (iii) to alter limits to insider participation; (iv) to extend the expiry date of Options; (v) to add any form of financial assistance to a participant; (vi) to amend the restriction to permit a participant to transfer any Options to a new beneficial holder other than for estate settlement purposes; (vii) to amend the Stock Option Plan to allow for the grant of Options to non-employee directors; and (viii) to amend the amendment provisions of the Stock Option Plan.

All amendments to the Stock Option Plan must be approved by the TSX.

Early Expiration

The Stock Option Plan provides an Optionee who has ceased to be a participant under the Stock Option Plan, for any reason, a limited amount of time to exercise any or all of his or her vested Options, after which time such vested Options shall expire. All of such Optionee’s unvested Options expire immediately upon cessation of participation (other than by reason of death, disability or retirement). Options granted under the Stock Option Plan will expire on the earlier of: (i) the original expiry date; (ii) one year after the Optionee’s death; (iii) 90 days following the final vesting of all outstanding Options of a participant that becomes permanently disabled; (iv) 90 days following the final vesting of all outstanding Options of a retiring participant; and (v) 60 days after the Optionee ceases to be a participant for any other reason. In the context of an Optionee ceasing to be a participant under the Stock Option Plan, the Board has the discretion to vest unvested Options and to extend the expiry date of Options, provided that such extended expiry date shall be no later than the earlier of the original expiry date of such Options and the third anniversary date of the date upon which the Optionee ceased to be a participant under the Stock Option Plan.

Transferability

Options granted under the Stock Option Plan are for the benefit of the Corporation’s officers, employees and consultants and are not assignable to any third party under any circumstance except for a limited right of an Optionee’s legal representative to exercise Options in the event of the death or permanent disability of an Optionee.

Anti-Dilution Adjustment Provisions

In the event: (i) of any change or proposed change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; (ii) of any issuance, dividend or distribution to all or substantially all of the holders of Common Shares of any shares, securities, property or assets of the Corporation other than in the ordinary course; (iii) that any rights are granted to holders of Common Shares to purchase Common Shares at prices materially below fair market value; or (iv) that as a result of any recapitalization, merger,

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consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares or securities; then in any such case: (v) the Board will proportionately adjust the number of Common Shares that underlie each Option, the number of Common Shares that are available for issuance pursuant to the exercise of all outstanding Options, the securities or other property that may be acquired upon the exercise of an Option and the exercise price of such Option, or one or more of the foregoing, to prevent substantial dilution or enlargement of the rights granted to Optionees; and (vi) the Board may amend to an earlier date the date on which any or all unvested Options become vested Options and may decide whether such Options will remain as vested Options for a limited period of time only. Upon any such determination having been made, subject to approval of the TSX, the Optionee shall be bound by such determination.

Change of Control

If, before the vesting of an Option in accordance with the terms thereof, a “Change of Control” (as such term is defined in the Stock Option Plan) shall occur then, unless otherwise determined by the Board prior to the Change of Control, immediately prior to the time a Change of Control occurs, all previously unvested Options shall immediately vest, provided, however, that such vesting of Options shall, unless otherwise determined in advance by the Board, be effective as of the date of the Change of Control and shall be conditional on the consummation of such Change of Control.

Upon the occurrence of a Change of Control in pursuant to which the Common Shares are converted into, or exchanged for, other property, whether in the form of securities of another entity, cash, or otherwise (a “Substitution Event”), the surviving or acquiring entity (the “Continuing Entity”) shall, to the extent commercially reasonable, be required to take all necessary steps to continue the Stock Option Plan and to continue the Options granted hereunder or to substitute or replace similar same with options measurable in value to the securities in the Continuing Entity for the Options outstanding under the Stock Option Plan on substantially the same terms and conditions as the Stock Option Plan (the “Substitution Requirement”). In the event that: (a) the Continuing Entity does not (or, upon the occurrence of the Substitution Event, will not) comply with the Substitution Requirement; (b) the Board determines, acting reasonably, that compliance with the Substitution Requirement is not practicable; (c) the Board determines, acting reasonably, that compliance with the Substitution Requirement would give rise to adverse tax results to Optionees; or (d) the securities of the Continuing Entity are not (or, upon the occurrence of the Substitution Event, will not be) listed and posted for trading on a recognizable stock exchange; then, unless otherwise determined by the Board prior to the date of the Substitution Event, upon such Substitution Event, all previously unvested Options shall vest in accordance with the provisions applicable to a Change of Control.

If, following a Substitution Event: (a) an Optionee without a written employment contract with the Corporation has his or her employment with the Corporation terminated for any reason within twelve (12) months of a Substitution Event; or (b) an Optionee who is party to a written employment agreement with the Corporation is dismissed without cause, constructively dismissed or otherwise exercises his or her right to terminate his or her employment with the Corporation pursuant to the Change of Control provisions of his or her employment agreement; then: (c) immediately prior to the time of such termination of employment, all previously unvested Options held by the Optionee shall immediately vest and the Optionee shall have thirty (30) days from the date of such termination of employment to exercise such vested Options.

Notwithstanding the foregoing: (i) if a participant ceases to be an officer, employee or service provider of the Corporation because of total or permanent long term disability, any Units previously credited to such participant which have not yet vested continue to vest in accordance with their terms; (ii) if a participant ceases to be an officer, employee or service provider of the Corporation because of retirement, any Units previously credited to such participant in the previous two calendar years which have not yet vested continue to vest in accordance with their terms and any Units credited to such participant in the current calendar year shall be retained by the participant and continue to vest as to one thirty-sixth for each month worked prior to retirement between March 1st in the current calendar year and February 28th in the subsequent calendar year with any residual Units cancelled upon retirement. In the event of the death of a participant, all Units held by that participant that have not yet vested shall immediately vest, be exercised and sold by the Corporation for the benefit of the estate through the facilities of the TSX.

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Upon a participant commencing a leave of absence, unless otherwise determined by the Board in its sole discretion, any Units previously credited to such participant's account which have not vested shall not vest during the participant's leave of absence, unless the participant's employment is terminated during such period, in which case the termination provisions of the LTIP shall apply. Upon the participant's return to service, any Units previously credited to such participant's account which did not vest prior to the participant’s leave of absence or expire during such leave shall continue to vest in accordance with their terms but only a pro rata proportion of the aggregate number of Units credited to the participant's account that would otherwise vest shall vest based on the number of days during which the participant provided services to the Corporation and was not on a leave of absence during the period.

Unless the Board otherwise determines, upon a Change of Control (as defined in the LTIP), outstanding Units shall not immediately vest if they are replaced with substantially similar awards (a “Substitution Event” as defined in the LTIP). Notwithstanding the foregoing, if the Change of Control is not a “Substitution Event”, or if severance payments are triggered under an employment agreement or, if the employee does not have a written employment agreement, if employment is terminated within twelve (12) months of the Change of Control, all unvested Units shall immediately vest for such employee. The actual PSU performance factor for any PSUs (as defined below) so vesting, shall be determined at such time.

If the number of outstanding Common Shares increases or decreases as a result of a subdivision, consolidation, reclassification or recapitalization and not as a result of the issuance of Common Shares for additional consideration or by way of a dividend in the ordinary course, then, subject to TSX approval, the Board shall make appropriate adjustments to the number of Units outstanding provided that the dollar value of Units credited to a participant's account immediately after such an adjustment shall not exceed the dollar value of the Units credited to such participant's account immediately prior to the event.

EQUITY COMPENSATION PLAN INFORMATION

The LTIP and the Stock Option Plan reserve for issuance, in the aggregate, a maximum 10% of the Corporation’s issued and outstanding Common Shares from time to time (being 55,611,709 Common Shares as at December 31, 2018).

A maximum of 3.2% of the issued and outstanding Common Shares is available for issuance under the LTIP (being 17,795,747 Common Shares as at December 31, 2018).

A maximum of 10% of the issued and outstanding Common Shares is available for issuance under the Stock Option Plan (being 55,611,709 Common Shares as at December 31, 2018).

PSUs, deferred share units (“DSUs”), and RSUs are issuable under the LTIP. As at December 31, 2018, the number of securities remaining available for issuance under the LTIP was 9,911,234 and the number of securities remaining available for issuance under the Option Plan was 46,284,790.

As at December 31, 2018:

  17,211,432 common shares to be issued upon exercise of outstanding rights were outstanding, representing 3.09% of the issued and outstanding shares in the Corporation. This included 244,083 DSUs, 118,260 DEUs, 4,901,109 RSUs, 2,621,061 PSUs and 9,326,919 options.

  38,436,205 Common Shares were available for future grants under all security-based compensation arrangements, consisting of the LTIP and the Stock Option Plan, based on the number of outstanding Common Shares as at that date (representing approximately 6.9% of the outstanding Common Shares),

  9,911,234 Common Shares were available for future grants under the LTIP, based on the number of outstanding Common Shares as at that date (representing approximately 1.8% of the outstanding Common Shares), and

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  46,284,790 Common Shares available for future grants under the Stock Option Plan, based on the number of outstanding Common Shares as at that date (representing approximately 8.3% of the outstanding Common Shares).

The following table sets forth information about compensation plans under which equity securities are authorized for issuance as at December 31, 2018. All of these compensation plans have been approved by Shareholders.

Number of Securities
		Percentage of		Remaining Available for
		Issued and	Weighted Average	Future Issuance Under
	Number of Securities	Outstanding	Exercise Price of	Equity Compensation
	to be Issued Upon	Common Shares as	Outstanding	Plans (excluding
	Exercise of	at	Options, warrants	securities reflected in
	Outstanding Rights	December 31, 2018	and rights	column (a))
Plan Category	(a)		(b)	(c)
Equity Compensation Plans Approved by Shareholders	17,211,432	3.09%	n/a	38,400,277
Equity Compensation Plans Not Approved by Shareholders	-	-	-	n/a
Total	17,211,432		-	38,400,277

Note:

(1)

Securities acquired through the reinvestment of notional dividends are included for awards under the LTIP (assumes a performance factor of 1.0 for all unearned PSUs). As at December 31, 2018, the number of Common Shares to be issued upon the exercise of outstanding PSUs was 2,621,061 and the weighted average exercise price of such PSUs was $Nil. As at December 31, 2018, the number of Common Shares to be issued upon the exercise of outstanding DSUs was 244,083 and the weighted average exercise price of such DSUs was $Nil. As at December 31, 2018, the number of Common Shares to be issued upon the exercise of outstanding RSUs was 4,901,109 and the weighted average exercise price of such RSUs was $Nil. As at December 31, 2018, the number of Common Shares to be issued upon the exercise of outstanding Options was 9,326,919, the weighted average exercise price of such Options was $0.87.

In 2018, the Corporation issued 3,870,986 Common Shares pursuant to the settlement of share incentives outstanding representing 0.70% of the outstanding Common Shares as at December 31, 2018.

Burn Rate

LTIP

The annual burn rate under the LTIP for the last three fiscal years is set out in the table below:

	Incentive Awards Granted			Burn Rate @ PSU Performance Factor
Period	RSUs	PSUs	Weighted Average Common Shares Outstanding	0x	1x	1.5x	2x
2016	6,553,275	3,049,070	546,565,811	1.20%	1.76%	2.04%	2.31%
2017	4,577,945	2,123,914	551,193,334	0.83%	1.22%	1.41%	1.60%
2018	3,006,762	-	555,279,170	0.54%	0.54%	0.54%	0.54%

The annual burn rate under the LTIP set out above is calculated by (i) dividing the number of securities granted under the LTIP during the applicable year by (ii) the weighted average number of securities outstanding for the applicable year at a range of PSU performance factors from zero to 200% (0x to 2x). The weighted average number of securities is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period.

Stock Option Plan

The Corporation’s annual burn rate, as described in Section 613(d) of the TSX Company Manual, under the Stock Option Plan was 1.7% in fiscal 2018. The burn rate is subject to change from time to time, based on the number of Options granted during the applicable fiscal year and the weighted average number of Common Shares issued and outstanding for the applicable fiscal year.

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2019 Compensation Peer Group

For 2018 executive compensation purposes, the Compensation, Corporate Governance & Nominating Committee approved a peer group of 17 mid-cap domestic exploration and production companies that were considered to be the closest match for comparing executive compensation within Pengrowth’s competitive environment (the “2018 Compensation Peer Group”).

Compensation data from these peers was used to benchmark base salary, and short and long-term incentive target values for the executive team.

Advantage Oil & Gas	Connacher Oil and Gas	MEG Energy

Athabasca Oil Corporation	Crew Energy	Nexen

Baytex Energy Corp.	Devon Energy – Canada	OSUM Oil Sands Corp.

Birchcliff Energy Ltd.	Husky Energy	Painted Pony Energy

Black Pearl Exploration	Japan Canada Oil Sands	Storm Resources

Cenovus Energy	Kelt Exploration

Risk Oversight

The Compensation, Corporate Governance & Nominating Committee and the Board are mindful of the need to balance risk and reward in executive compensation. In particular, the Compensation, Corporate Governance & Nominating Committee and the Board considered the implications of the risks associated with the Corporation’s compensation policies and practices.

Board monitors and reviews all significant capital expenditure and corporate performance against the approved strategic plan, annual budget, annual corporate scorecard and the CEO’s goals and objectives on a regular basis. In addition, certain safeguards have been built into the Corporation’s compensation program including: the imposition of caps on compensation payments which provide upper payout limits; an executive compensation clawback policy; no loans to or guarantees in favour of executive officers; an anti-hedging policy which ensures that officers and directors cannot participate in speculative activity related to the Common Shares; and policies which limit authorities on expenditures.

The Compensation, Corporate Governance & Nominating Committee and the Board believe that the mix of short term and long-term incentive awards, combined with corporate performance goals weighted to financial sustainability, production and operations and balanced with goals in health and safety, environmental and regulatory performance, result in an appropriate mix of pay for performance and discouragement of inappropriate risk taking behavior.

No Hedging/Derivative Securities Policy

The Corporation’s directors and officers are prohibited from trading in any derivative securities that are designed to monetize or offset any decrease in the market value of the Corporation’s securities specifically.

Clawback Policy

The Corporation has in place an incentive compensation recoupment policy. Under the incentive compensation recoupment policy, the Board is authorized to require the immediate reimbursement of any incentive compensation received by or payable to an executive in the event of the following circumstances:

  the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of the Corporation’s financial statements; and

  the Board determines such individual engaged in intentional misconduct that caused or substantially caused the need for the substantial restatement; and

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  a lower payment would have been made to such individual based upon the restated financial results.

Where the above circumstances are determined to exist, the Corporation will, to the extent practicable, seek to recover from the individual the amount by which the individual’s incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

Performance Graph

The performance graph and table that follow compare the Corporation’s five-year cumulative Shareholder return (assuming the reinvestment of dividends) for $100 invested in Common Shares on December 31, 2013 with the cumulative total return of the S&P/TSX Capped Energy Index for the five most recently completed financial years.

The Corporation’s cumulative Shareholder return performance reflects both operational and financial performance within the Corporation’s control as well as economic and market conditions beyond the Corporation’s control including the impact of the decline in the global crude oil prices in 2014 and the persistent weakness in North American natural gas prices.

The trend in the performance graph does not directly correlate to the trend of the compensation paid to the Named Executive Officers. As described under “Executive Compensation – Base Salaries”, base salaries are paid to compensate executives for foundational leadership and management skills and the degree of accountability inherent in their roles. The Corporation has concluded that executives must be compensated based on competitive market conditions and the value of the services provided. The Corporation’s compensation program consists of both fixed and variable compensation, with a significant portion of compensation being “at risk” and affected by increases or decreases in the price of the Common Shares. Over the five-year period ending December 31, 2018, the compound annual growth rate of the Corporation’s TSR was negative 38.04%.

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Summary Compensation Table

The following table sets forth all direct and indirect compensation earned by the NEOs in connection with services provided to Pengrowth and its subsidiaries for each of the three financial years ended December 31, 2018. The method of valuation of the Corporation’s long-term incentives is described in the notes below.

					Non-Equity
					Incentive Plan
					Compensation
			Common	Option-	Annual
			Share-Based	Based	Incentive Plans	All Other	Total
NEO	Year	Salary	Awards(1)	Awards(2)	(STIP)(3)	Compensation(4)	Compensation
Peter D. Sametz(5)	2018	$338,093	$ 300,000	$1,275,000	$ 371,910	$ 30,281	$2,315,284
President and Chief	2017	Nil	Nil	Nil	Nil	Nil	Nil
Executive Officer	2016	Nil	Nil	Nil	Nil	Nil	Nil
Derek W. Evans(6)	2018	$260,010	Nil	Nil	$ 260,000	$ 273,400	$ 793,410
President and Chief	2017	$520,020	$1,560,000	Nil	$1,040,000	$ 36,402	$3,156,422
Executive Officer	2016	$520,020	$1,560,000	Nil	$ 900,000	$ 27,301	$3,007,321
	2018	$322,918	Nil	$ 600,000	$ 209,300	$229,062	$1,363,362
Randall S. Steele(7)	2017	$300,012	$ 600,000	Nil	$ 360,000	$ 21,001	$1,281,012
Chief Operating Officer	2016	$300,012	$ 600,000	Nil	$ 316,400	$ 15,751	$1,232,162
Christopher G.	2018	$360,014	Nil	$ 900,000	$ 286,200	$302,401	$1,851,615
Webster	2017	$360,014	$ 900,000	Nil	$ 450,700	$ 25,201	$1,735,915
Chief Financial Officer	2016	$360,014	$ 900,000	Nil	$ 421,000	$ 18,901	$1,699,915
Douglas C. Bowles(8)	2018	$246,000	Nil	$ 307,500	$ 98,400	$122,140	$ 774,000
Vice President, Finance	2017	$246,000	$ 307,500	Nil	$ 128,900	$ 14,760	$ 697,160
	2016	$246,000	$ 307,500	Nil	$ 123,000	$ 7,378	$ 683,878

Notes:

(1)	Includes the value of RSUs granted in 2018, 2017 and 2016 and PSUs granted in 2017 and 2016. Includes the value of PSUs granted assuming a target performance payout of 100%. The fair value of each RSU at the time of the 2018 annual grant was $0.8689. The fair values of each RSU and PSU at the time of the annual grants were $1.4046 for 2017 grants and $0.9932 for 2016 grants. The actual benefit received from the PSU grants is subject to corporate performance. Additional RSUs and PSUs received upon the reinvestment of notional dividends are included under “All Other Compensation”.
(2)	This figure is based on the grant date fair value of such Options. The grant date fair value was determined in accordance with International Financial Reporting Standards. This methodology was chosen in order to be consistent with the accounting fair value used by the Corporation in its financial statements and since the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. The key assumptions of this valuation include current market price of the stock, exercise price of the option, option term, risk-free interest rate, dividend yield of stock and volatility of stock return. The options vest in thirds, on the first, second and third year anniversary of the grant date. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple “in-the-money” value calculation. In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes option pricing model, especially where, as in the case of the Corporation, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.
(3)	2016 amounts include one-time mid-year retention payments that were paid to all employees. Messrs. Evans, Webster and Steele received $150,000, $70,000 and $50,000, respectively.
(4)	Includes: (a) the value of the Corporation’s contributions under the Employee Savings Plan made on behalf of the NEOs for the noted financial years; (b) the value of additional RSUs, and PSUs in respect of notional dividends on the NEOs’ RSUs and PSUs assuming target payout at 100% (or the actual performance factor if known at the respective year-end) and using year end Common Share prices of $0.60 for 2018, $1.00 for 2017, and $1.93 for 2016; and (c) a one time cash retention award payment that were paid to all employees. Messrs. Webster, Steele and Bowes received $270,000, $200,000 and $100,000 respectively. Perquisites and other executive benefits in aggregate do not exceed the lesser of $50,000 or 10% of the total of the annual salary plus bonus for any NEO and therefore are not reported in this table.
(5)	Mr. Sametz was appointed President and Chief Executive Officer of the Corporation on March 15, 2018.
(6)	Mr. Evans ceased to be President and Chief Executive Officer of the Corporation on March 15, 2018.
(7)	Mr. Steele was Senior Vice President, Conventional Operations from May 1, 2015 until January 31, 2018 at which time he became the Chief Operating Officer of the Corporation.
(8)	Mr. Douglas C. Bowles ceased to be Vice President, Finance on January 31, 2019.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each NEO all share-based and option-based awards outstanding at the end of the most recently completed financial year, including Options, RSU and PSU awards granted before the most recently completed financial year.

	Option-Based Awards				Common Share-Based Awards
	Number of						Market/Payout
	Common			Value of	Number	Market/Payout	Value of
	Shares			Unexercised	of	Value of	Vested
	Underlying			In-the-	Common	Common	Common
	Unexercised			Money	Shares	Share-based	Share-based
	Option-			Option-	that have	Awards that	Awards, Not
	Based			Based	not	have not	Paid Out or
NEO	Awards	Exercise Price	Expiration Date	Awards(1)	Vested(2)	Vested(3)(4)	Distributed
Peter D. Sametz	2,751,357	$0.87	June 26, 2025	-	345,264	$207,158	-
Derek W. Evans	-	-	-	-	1,671,604	$1,002,963	-
Randall S. Steele	1,753,314	$0.87	June 26, 2025	-	642,926	$385,755	-
Christopher G. Webster	1,942,209	$0.87	June 26, 2025	-	964,387	$578,632	-
Douglas C. Bowles	663,588	$0.87	June 26, 2025	-	360,420	$216,252	-

Notes:

(1)	Calculated based on the difference between the closing price of $0.60 per Common Share on the TSX on December 31, 2018, the last day the Common Shares were traded before the year end, and the exercise price of the option-based award, multiplied by the number of Common Shares available for the purchase under the option-based award.
(2)	Total number of Common Shares, which includes additional RSUs and PSUs received upon the reinvestment of notional distributions and dividends.
(3)	Value based on a $0.60 per Common Share market price at the close of business on December 31, 2018.
(4)	Actual number of “earned” PSUs as at December 31, 2018 reflected plus an assumed 100% payout for unearned PSUs.

None of the awards disclosed in the table above have been transferred at other than fair market value.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth details of the value of share-based and option-based awards vested or cash-based awards earned by the NEOs during the most recently completed financial year.

	Options-Based Awards		Non-Equity Incentive Plan
	Value Vested During Year(1)	Common Share-Based Awards	Compensation
NEO		Value Vested During Year(2)	Value Earned During Year
Peter D. Sametz	-	-	$371,900
Derek W. Evans	-	$504,246	$260,000
Randall S. Steele	-	$196,589	$209,300
Christopher G. Webster	-	$287,802	$286,200
Douglas C. Bowles	-	$ 99,920	$ 98,400

Notes:

(1)	Calculated based on the difference between the market price of the Common Shares underlying the option-based award at the vesting date and the exercise price of the option-based award on the vesting date.
(2)	The value of RSUs and PSUs vested during the year is based on the one day volume weighted average price on the respective vesting dates and includes the value of additional RSUs and PSUs received upon the reinvestment of notional dividends earned.

The Corporation did not grant RSUs or PSUs to the NEOs during the year ended December 31, 2018.

The Corporation granted Options to the NEOs once during the year ended December 31, 2018 as follows: (1) on June 26, 2018, the Corporation granted an aggregate of 3,295,047 Options at an exercise price of $0.8651. All of such Options have vesting provisions of one-third vesting on each anniversary date of the date of grant and expire on the seventh year anniversary of the date of grant.

Pension Plan Benefits and Perquisites

All of the Corporation’s employees, including the NEOs, participate in a market competitive, flexible benefits program, which includes forms of insurance, extended health and dental coverage, short and long-term disability coverage, health and personal spending accounts and emergency travel assistance.

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Pengrowth does not sponsor any defined contribution or defined benefit pension plans.

The executive management team is offered a limited number of perquisites to maintain market competitiveness and assist them in carrying out their duties effectively. Perquisites include a vehicle allowance and parking. The value of perquisites for each of the NEOs is less than the lesser of $50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading “Summary Compensation Table”.

Share Ownership Guidelines

The Corporation maintains minimum share ownership guidelines for all officers to further align executive and Shareholder interests. In calculating the value of Common Shares owned, all Common Shares owned, directly or indirectly, by the executive, as disclosed on the System for Electronic Disclosure by Insiders (“SEDI”), are included. Also included are any Common Shares issuable pursuant to RSUs and the minimum vesting of PSUs or the actual “earned” amount if greater. The minimum ownership guidelines are expected to be reached within three years of an officer’s appointment and once the guideline has been met, an officer will not fail to meet the guideline simply because of a reduction in the price of the Common Shares.

The following table summarizes the Common Shares (and equivalents) beneficially owned or controlled or directed, directly or indirectly and value-at-risk amounts for the NEOs as at December 31, 2018, excluding Options.

	Ownership of NEOs as at December 31, 2018(1)					Ownership
				Dollar Value(2)		Multiple of Salary
				Share-
		Share-	Common	Based	Total	Based on	Based on	Share	Meets or
	Common	Based	Shares	Awards	Ownership	Shares	Total	Ownership	Exceeds
NEO	Shares	Awards	$	$	$	Held	Ownership	Guideline	Guideline
Peter D. Sametz	125,000	345,264	75,000	207,158	282,158	.2x	.7x	3x base salary	No(3)
Randall S. Steele	397,712	642,926	238,627	385,755	624,382	.7x	1.9x	2x base salary	Yes
Christopher G. Webster	1,000,896	964,387	600,538	578,632	1,179,170	1.7x	3.3x	2x base salary	Yes

Notes:

(1)	Assumes 100% vesting of RSUs and PSUs and a minimum performance factor (0% or 50% as the case may be) for PSUs (except to the extent that they are already partially earned at a higher factor).
(2)	Based on closing price on the TSX of $0.60 on December 31, 2018.
(3)	Mr. Sametz has pursuant to his Employment Agreement until March 1, 2021 to meet the or exceed the ownership guideline.

Management Agreements, Consulting Contracts, Termination and Change of Control Payments

For the fiscal year ended 2018, each of the NEOs had entered into an employment agreement setting out the principal terms of the employment relationship with Pengrowth, including the individual’s position description and financial terms. These agreements provide for the severance payments that will be paid on a termination of employment or on termination of employment following a change of control of Pengrowth, which information is summarized below in respect of the employment agreements of Messrs. Sametz, Evans, Steele, Webster and Bowles.

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NEO	Termination Without Cause	Change of Control Provisions
Peter D. Sametz

Two years’ salary, plus two times the 3-year average of STIP, plus pro-rated portion of STIP.

Payments made may be contingent on (a) remaining with the successor for a period of up to six months, and (b) delivery of a duly executed release.

All previously unvested Options shall terminate. All vested Options may be exercised prior to the earlier of: (a) the original expiry date, and (b) sixty (60) days after date of termination of employment.

Two years’ salary, plus two times the 3-year average of STIP, plus pro-rated portion of STIP.

Payments made may be contingent on (a) remaining with the successor for a period of up to six months, and (b) delivery of a duly executed release.

All previously unvested Options shall immediately vest; provided, however, that such unvested Options will not vest as a result of a Change of Control if they are replaced with substantially similar instruments; unless, following such replacement, Mr. Sametz is dismissed without cause, constructively dismissed or otherwise exercises his right to terminate his employment with the Corporation pursuant to the Change of Control provisions of his employment agreement, in which case all previously unvested Options held shall immediately vest and may be exercised within thirty (30) days from the date of such termination of employment.

Derek W. Evans	Two years total cash compensation (salary + 3 year average of STIP), + pro-rated portion of STIP. All LTIP compensation will be forfeited.

Two years total cash compensation (salary + 3 year average of STIP) + pro-rated portion of STIP.

LTIP will not vest as a result of a change of control if it is replaced with a substantially similar instrument. However, if severance is triggered following, and as a result of, a Change of Control, then outstanding LTIP will immediately vest on a pro rata performance basis with actual PSU performance multipliers to be determined at that time.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Randall S. Steele	One and three quarter years total cash compensation (salary + target STIP) + pro-rated portion of STIP. All LTIP compensation will be forfeited.

One and three quarter years total cash compensation (salary + target STIP) + pro-rated portion of STIP.

LTIP will not vest as a result of a change of control if it is replaced with a substantially similar instrument. However, if severance is triggered following, and as a result of, a Change of Control, then outstanding LTIP will immediately vest on a pro rata performance basis with actual PSU performance multipliers to be determined at that time.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Christopher G. Webster	Two and one quarter years total cash compensation (salary + STIP) + pro-rated portion of STIP. All LTIP compensation will be forfeited.

Two and one quarter years total cash compensation (salary + STIP) + pro-rated portion of STIP.

LTIP will not vest as a result of a change of control if it is replaced with a substantially similar instrument. However, if severance is triggered following, and as a result of, a Change of Control, then outstanding LTIP will immediately vest on a pro rata performance basis with actual PSU performance multipliers to be determined at that time.

Payments made may be contingent on remaining with the successor for a period of up to six months.

Douglas C. Bowles	One and one half years total cash compensation (salary plus target STIP) + pro-rated portion of STIP All LTIP compensation will be forfeited	One and one half years total cash compensation (salary + target STIP)
+ pro-rated portion of STIP.

LTIP will not vest as a result of a change of control if it is replaced with a substantially similar instrument. However, if severance is triggered following, and as a result of, a Change of Control, then outstanding LTIP will immediately vest on a pro rata performance basis with actual PSU performance multipliers to be determined at that time.

Payments made may be contingent on remaining with the successor for a period of up to six months.

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Potential Payments Upon Termination or Change of Control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each NEO upon termination of his employment following retirement, termination with cause, resignation, termination without cause and termination following a change of control, assuming employment was terminated on December 31, 2018.

The value of equity-based compensation consists of awards previously granted and disclosed. For purposes of valuing equity-based awards, a price of $0.60 was used, which was the closing price of the Corporation’s Common Shares on the TSX on December 31, 2018, the last trading day of the fiscal year.

	Peter D.	Derek W.	Randall S.	Christopher G.	Douglas C.
Event	Sametz	Evans(1)	Steele	Webster	Bowles(2)
Retirement
STIP Payment(3)	-	$260,000	-	-	-
Retirement Allowance	-	$250,000	-	-	-
Equity-Based Compensation Payment	-	-	-	-	-
Termination with Cause / Resignation
Equity-Based Compensation Payment	-	-	-	-	-
Termination without Cause
Severance Payment	$2,125,000	-	$1,130,025	$1,687,500	$615,000
Equity-Based Compensation Payment	-	-	-	-	-
Termination without Cause Following a Change of Control
Severance Payment	$2,125,000	-	$1,130,025	$1,687,500	$615,000
Equity-Based Compensation Payment(4)	$207,158	-	$ 385,755	$ 578,623	$216,253

Notes:

(1)	Pursuant to the terms of an employment agreement between the Corporation and Mr. Evans and the Corporation’s retirement policy, Mr. Evans was paid an aggregate retirement allowance of $250,000 in connection with his retirement and resignation as an officer of the Corporation. Mr. Evans also received a payment of $260,000, representing the pro-rated STIP payment he was eligible to receive for 2018 performance that was paid in 2019.
(2)	Pursuant to the terms of an employment agreement between the Corporation and Mr. Bowles, Mr. Bowles was paid an aggregate of $615,000 in termination benefits in connection with his cessation as an officer of the Corporation, a payment of $516,600, including a payment of $98,400, representing the STIP payment he was eligible to receive for 2018 performance that was paid in 2019.
(3)	Pro-rated STIP payments NEOs are eligible to receive for 2018 performance payable in 2019.
(4)	Outstanding LTIP does not automatically vest on a Change of Control if it is replaced with a substantially similar instrument. The above assumes that outstanding LTIP is not substituted with a substantially similar instrument and that it vests with PSUs earned at target (100%) performance and using a December 31, 2018 closing share price of $0.60. Actual PSU performance would be determined based on actual performance to the date of vesting (i.e. pro-rata performance vesting).

Summary of Directors’ Compensation

The Corporation’s Board, through its Compensation, Corporate Governance & Nominating Committee, is responsible for the development and implementation of the Corporation’s strategy with respect to the compensation of the non-executive directors. The main objectives of the Corporation’s compensation strategy for non-executive directors are: to align directors’ interests with those of Shareholders; to attract and retain the services of the most qualified individuals; and to fairly and competitively compensate the non-executive directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership. The Corporation sets the Corporation’s target pay for directors at the median level of the Corporation’s peer group. To determine median compensation, the Corporation reviews publicly available information on the Corporation’s peers and, periodically, engage independent external advisors.

In 2018, the Board eliminated board meeting fees and committee member fees, reduced the committee chair premiums, and increased the base retainer fee for directors other than the Chair (see table below), which had the effect of reducing total board compensation in 2018 compared to 2017.

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Directors’ Compensation		2018

	Board Chair
	Cash	$120,000
	Phantom DSUs	$150,000

ANNUAL BOARD RETAINERS	Board
	Members
	Cash	$60,000
	Phantom DSUs	$100,000

	Audit
	Chair Premium	$15,000
	Compensation/Governance/Nominating
ANNUAL COMMITTEE	Chair Premium	$7,500
RETAINERS
	Reserves
	Chair Premium	$7,500

MEETING FEES	Attendance	Nil
	Travel	$1,500

The Corporation’s deferred share unit plan for non-employee directors (“Phantom DSU Plan”) provides for the grant of phantom DSUs (“Phantom DSUs”) to non-employee directors. As part of the Corporation’s new approach to equity compensation for its long-term incentive compensation, non-employee directors will continue to receive Phantom DSUs only.

Annual Phantom DSUs grants are typically made to non-executive directors in March of each year. Existing Phantom DSUs granted to directors do not have vesting or performance requirements and are released only following the individual ceasing to be a director of the Corporation. Directors will not be eligible to receive Options under the Stock Option Plan.

Annual cash retainers for membership on the Board and any of the standing Board committees are paid to directors in equal quarterly instalments. The Chair of the Board and Chair of each Board committee receives an additional annual retainer. In 2018, upon recommendation of the Compensation, Corporate Governance & Nominating Committee, the Board approved the abolishment of the then-current $1,500 attendance fee for directors. However, a travel allowance of $1,500 is still paid whenever a director travels outside of his or her home province, or travels more than a total of three hours round trip to attend a directors’ meeting.

In addition to the above, all non-executive directors are reimbursed for reasonable out-of-pocket expenses they incur in the execution of their roles as directors.

In 2018, there were 11 meetings of the Board. There were also 4 meetings of the Audit and Risk Committee and 3 meetings of the Reserves, Health, Safety and Environment Committee.

The mandate and responsibilities of the Compensation Committee were consolidated with those of the Corporate Governance & Nominating Committee effective November 7, 2018 to form the Compensation, Corporate Governance & Nominating Committee. In 2018 there were 3 meetings of the former Compensation Committee, 1 meeting of the former Corporate Governance & Nominating Committee, and 2 meetings of the current Compensation, Corporate Governance & Nominating Committee.

For details of the directors’ attendance at each of the meetings of the Board and its committees, please see “Corporate Governance Practices – Board and Committee Meeting Attendance”.

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The following table sets forth all amounts of compensation provided to the directors for the Corporation’s most recently completed financial year:

		Common
		Share-Based Awards		Total Compensation
Director	Cash Fees Earned	Board Retainer	Annual Grant(1)	(2018)
Peter D. Sametz(2)	-	-	-	-
Derek W. Evans(3)	-	-	-	-
Wayne K. Foo	$74,750	-	$100,000	$174,750
Chandra A. Henry	$15,000	-	$ 44,667	$ 56,667
Kelvin B. Johnston	$141,000	-	$150,000	$291,000
James D. McFarland	$80,500	-	$100,000	$180,500
A. Terence Poole	$50,750	$35,000(4)	$100,000	$185,750
Jamie C. Sokalsky(5)	$44,000	-	$100,000	$144,000
D. Michael G. Stewart	$77,750	-	$100,000	$177,750

Notes:

(1)	The value of Phantom DSUs granted is based on a valuation price (equal to market price) at the time of grant of $0.87 per Phantom DSU for the annual grants and at the current market prices for any mid-year grants. The actual benefit received from the Phantom DSU grant is subject to additional Phantom DSUs received upon the reinvestment of notional dividends and future market prices.
(2)	On March 15, 2018, Mr. Peter Sametz, who succeeded Mr. Derek W. Evans as President and Chief Executive Officer, was appointed to the Board. Mr. Sametz did not receive any compensation for services as a director.
(3)	Mr. Evans retired as a director and officer on March 15, 2018. Mr. Evans did not receive any compensation for services as a director.
(4)	Mr. Poole elected to receive 100% of his base annual board retainer in the form of Phantom DSUs in 2018.
(5)	Mr. Sokalsky did not stand for re-election at the June 26, 2018 meeting of Shareholders and resigned from the Corporation’s Board and all committees effective June 14, 2018.

In 2018, an aggregate of 793,200 Phantom DSUs were granted to the non-executive directors.

Outstanding Common Share-Based Awards and Rights-Based Awards

The following table sets forth for each director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

		Option/Right-Based Awards			Common Share-Based Awards
							Market/Payout
						Market/Payout	Value of
					Number of	Value of	Vested
	Number of				Common	Common	Common
	Securities			Value of	Shares	Share-based	Share-based
	Underlying	Option/Right	Option/Right	Unexercised	that have	Awards that	Awards, Not
	Unexercised	Exercise	Expiration	in-the-money	not	have not	Paid Out or
Director	Options/Rights	Price	Date	Options/Rights	Vested	Vested	Distributed(1)
Peter D. Sametz(2)	Mr. Sametz did not receive any compensation for service as a Director.
Wayne K. Foo	-	-	-	-	-	-	$250,935
Chandra A. Henry	-	-	-	-	-	-	$ 27,643
Kelvin B. Johnston	-	-	-	-	-	-	$286,801
James D. McFarland	-	-	-	-	-	-	$231,548
A. Terence Poole	-	-	-	-	-	-	$314,991
D. Michael G. Stewart	-	-	-	-	-	-	$252,748

Notes:

(1)	Value based on a $0.60 per Common Share market price at the close of business on December 31, 2018.
(2)	Mr. Sametz’s outstanding option and share-based holdings are summarized under “Compensation for the Named Executive Officers – Outstanding Common Share-Based Awards and Option-Based Awards” above.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by each director during the most recently completed financial year for each incentive plan award.

	Option/Right-Based	Common Share-Based	Non-Equity Incentive Plan
	Awards	Awards	Compensation
Director	Value Vested During Year	Value Vested During Year(1)	Value Earned During Year
Peter D. Sametz(2)	Mr. Evans did not receive any compensation for service as a Director
Wayne K. Foo	-	$100,000	-
Chandra A. Henry		$ 41,667
Kelvin B. Johnston	-	$150,000	-
James D. McFarland	-	$100,000	-
A. Terence Poole	-	$135,000	-
D. Michael G. Stewart	-	$100,000	-

Notes:

(1)	The value in this column is the sum of the value of Phantom DSUs granted in 2018 ($100,000 per director ($135,000 for Mr. Poole who elected to receive his $35,000 base annual Board retainer in the form of Phantom DSUs) and $150,000 for the Chair of the Board). The values were calculated by multiplying the number of securities by the market price at the time of grant/distribution.
(2)	Mr. Sametz’s incentive plan awards vested and earned during the year are summarized under “Compensation for the Named Executive Officers – Incentive Plan Awards – Value Vested or Earned During the Year” above.

Director Equity Ownership Requirements

The Corporation’s minimum share ownership requirements for non-executive directors is share and share equivalent ownership within three years of appointment to the Board or as Board Chair, as the case may be, equal to no less than $480,000 ($810,000 for the Chair of the Board), being three times the aggregate value of a director’s base retainer ($60,000 ($120,000 for the Chair of the Board)) and Phantom DSU entitlement ($100,000 ($150,000 for the Chair of the Board)). Once the requirement has been met, a director will not fail to meet the requirement simply because of a reduction in the price of the Common Shares or due to any changes to the compensation structure that in aggregate reduces overall compensation for the Board.

The table below shows the Common Shares, Phantom DSUs, DSUs and deferred entitlement units (“DEUs”) each non-executive director of the Corporation held as of December 31, 2018:

Notes:

(1)	DEUs were granted under an inactive legacy compensation plan. DEUs cannot be exercised until a director ceases to be a director.
(2)	Equity at Risk represents the value of the Common Share, phantom DSUs and DSUs as at December 31, 2018 has been determined based on the closing price of the Common Shares on the TSX on December 31, 2018 of $0.60 per Common Share.

Directors and Officers Liability Insurance

The Corporation maintains insurance for the benefit of the Corporation’s directors and officers and the directors and officers of the Corporation’s subsidiaries, as a group, in respect of the performance by them of the duties of their offices. A maximum amount of US$120 million of insurance coverage is available for each claim for which the Corporation grants indemnification. Each claim is subject to a deductible of either US$250,000 or US$1,000,000 depending on the type of claim. Pengrowth bears the entire cost of the premiums payable for this coverage and will pay any deductible related to any claim.

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INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or executive officer of the Corporation, nor any of their associates or affiliates, nor any employee of the Corporation is or has been indebted to the Corporation since the beginning of the most recently completed fiscal year of the Corporation or any of its subsidiaries, nor is, or at any time since the beginning of the most recently completed fiscal year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Corporation, none of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, nor any person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, nor any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction since January 1, 2018 or in any proposed transaction which has materially affected or would materially affect the Corporation or its subsidiaries.

MANAGEMENT CONTRACTS

During the financial year ended December 31, 2018, no management functions of the Corporation were to any substantial degree performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Corporation.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular or regarding the election of directors or the appointment of auditors, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee for director or senior officer or anyone who has held office as such since the beginning of the Corporation’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

CORPORATE GOVERNANCE PRACTICES

In accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”), issuers are to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. The Corporation is also subject to NI 52-110, which has been adopted in each of the Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Board is responsible for the governance of the Corporation. The Board and the Corporation’s management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Below is a discussion of the Corporation’s approach to corporate governance.

Compensation, Corporate Governance & Nominating Committee

The Board has established a Compensation, Corporate Governance & Nominating Committee. The Compensation, Corporate Governance & Nominating Committee is composed of three “independent” directors within the meaning of NI 58-101 and is required to convene at least annually.

The current members of the Compensation, Corporate Governance & Nominating Committee are D. Michael G. Stewart (Chair), Wayne K. Foo and Kelvin B. Johnston. None of the members of the Compensation, Corporate Governance & Nominating Committee are, or have been, officers or employees of Pengrowth.

The Compensation, Corporate Governance & Nominating Committee reports to the Board and is governed by terms of reference which have been adopted by the Board and which are available on the Corporation’s website at www.pengrowth.com.

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The Compensation, Corporate Governance & Nominating Committee is responsible for, amongst other things:

  annually reviewing and recommending for Board approval the compensation paid by the Corporation to senior management, including the Chief Executive Officer of the Corporation, and to the non-executive directors, including the Chair;

  proposing new director nominees to the Board and for assessing current directors on an ongoing basis; and

  the Corporation’s response to and implementation of the guidelines set forth from time to time by any applicable regulatory authorities.

Independence of Members of Board

The Board consists of seven directors, six of whom are independent based upon the tests for independence set forth in National Instrument 52-110 – Audit Committees (“NI 52-110”). Mr. Foo, Ms. Henry, Mr. Johnston, Mr. McFarland, Mr. Poole and Mr. Stewart are independent. Mr. Sametz is not independent by virtue of serving as President and Chief Executive Officer of the Corporation.

Board and Committee Meeting Attendance

The following table discloses the attendance of the non-executive members of the Board at meetings of the Board of the Corporation and its committees in 2018:

Compensation,
			Reserves, Health,	Corporate		Former Corporate
			Safety and	Governance &	Former	Governance &
	Board of	Audit & Risk	Environment	Nominating	Compensation,	Nominating
	Directors	Committee	Committee	Committee	Committee	Committee
Director(1)	(11 Meetings)	(4 Meetings)	(3 Meetings)(2)	(2 Meetings)(3)	(3 Meetings)(4)	(1 Meeting)(4)
Wayne K. Foo	11/11		3/3	2/2		1/1
Chandra A. Henry(5)	2/11	1/4
Kelvin B. Johnston	11/11	4/4	3/3	2/2	3/3	1/1
James D. McFarland(6)	11/11	4/4	3/3		3/3
A. Terence Poole	11/11	4/4
Jamie C. Sokalsky(7)	6/11	2/4	1/3
D. Michael G. Stewart	11/11			2/2	3/3	1/1
Overall Attendance Rate	100%	100%	100%	100%	100%	100%

Notes:

(1)	The above does not reflect attendance by directors (other than the CEO) at meetings of committees of which they are not members. Directors are encouraged to, and from time to time do, attend various committee meetings even though they were not members of such committees.
(2)	The mandate and responsibilities of the Corporation’s Reserves Committee were expanded to include those related to Health, Safety and Environment effective July 1, 2018.
(3)	The mandate and responsibilities of the Compensation Committee were consolidated with those of the Corporate Governance & Nominating Committee effective July 1, 2018 to form the Compensation, Corporate Governance & Nominating Committee. The above reflects attendance by directors after such consolidation.
(4)	The mandate and responsibilities of the Compensation Committee were consolidated with those of the Corporate Governance & Nominating Committee effective July 1, 2018 to form the Compensation, Corporate Governance & Nominating Committee. The above reflects attendance by directors prior to such consolidation.
(5)	Ms. Henry was appointed as director on October 1, 2018 and she attended 100% of the Board meetings held after her appointment. Ms. Henry was appointed to the Audit & Risk Committee effective October 1, 2018 and attended 100% of the meetings of such committee since her appointment.
(6)	Mr. McFarland was appointed to the Reserves, Health, Safety and Environment Committee effective July 1, 2018 and attended 100% of the meetings of the committee since his appointment.
(7)	Mr. Sokalsky did not stand for re-election at the June 26, 2018 meeting of Shareholders, resigned from the Corporation’s Board and all committees effective June 14, 2018, and he attended (i) 100% of the Board meetings, (ii) 100% of the meetings of the Audit & Risk Committee, (iii) 100% of the meetings of the Reserves, Health, Safety and Environment Committee, held prior to such date.

A meeting of the independent members of the Board is held in conjunction with every regular meeting of the Board. A meeting of the independent members of each Board committee is held in conjunction with every regular meeting of each such committee.

During the financial year-ended December 31, 2018, there were 11 meetings of the independent members of the Board.

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The independent members of the Board are authorized to retain independent financial, legal and other experts as required whenever, in their opinion, matters come before the Board which require an independent analysis by the independent members of the Board.

Board Oversight and Chairman

The Board exercises its independent supervision over the Corporation’s management through a combination of formal meetings of the Board as well as informal discussions amongst the Board members. The independent directors can also hold scheduled meetings at which non-independent directors and members of management are not in attendance. Where matters arise at Board meetings which require decision making and evaluation that is independent of management and interested directors, the meeting breaks into an in camera session among the independent directors.

The Chairman of the Board is Kelvin B. Johnston, an independent director. The role of the Chairman of the Board is ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities in all aspects of its work; coordinating the affairs of the Board and ensuring effective relations with directors, officers, securityholders, other stakeholders and the public; setting the “tone” for the Board and its members so as to foster ethical and responsible decision-making, appropriate oversight of management and best practices in corporate governance; and interacting with the CEO to ensure that the wishes of the Board are communicated.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table below:

Director	Other Reporting Issuer Directorships
Wayne K. Foo	Parex Resources Inc.
Chandra A. Henry	None
Kelvin B. Johnston	Leucrotta Exploration Inc.
James D. McFarland	MEG Energy Corp.
Valeura Energy Inc.
Arrow Exploration Corp.
A. Terence Poole	None
Peter D. Sametz	None
D. Michael G. Stewart	CES Energy Solutions Corp.
TC Energy Corporation and its subsidiary TransCanada PipeLines Limited

Board Mandate

The responsibilities and obligations of the Board are set forth in a written mandate of the Board, a copy of which is attached as Schedule “B” to this Information Circular. The Board annually reviews its mandate and considers changes as appropriate.

In addition, the Board has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of the Corporation’s operations, the delegation of authority and the execution of documents on behalf of the Corporation. The Board reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures above a specified dollar threshold. The Board’s expectations of management are communicated directly to management and through committees of the Board and via the Chair of the Board interacting with the CEO.

The Board assumes overall responsibility for the Corporation’s strategic direction, including the annual consideration of a strategic plan and budget, the acquisition and disposition of material oil and natural gas properties and other investments.

The Board meets a minimum of seven times each year, once in each fiscal quarter, one annual strategic planning session, one annual budget meeting and once in connection with the Corporation’s annual meeting of Shareholders. In addition, the Board meets at other times when matters requiring its attention or approval are

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raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2018, an aggregate 11 meetings of the Board were held.

Position Descriptions

The Board has developed and approved written position descriptions for the Chair of the Board and the Chair of each committee of the Board. The primary role of the Chair of each committee is overseeing the affairs of the committee, including ensuring the committee is organized properly, interacts with the appropriate members of management, functions effectively and meets its obligations and responsibilities.

The Chair of the Audit and Risk Committee also maintains on-going communications with the Corporation’s external auditors in order to lead the Audit and Risk Committee in performing its oversight and other audit-related functions. For further information regarding the Corporation’s Audit and Risk Committee, including the relevant education and experience of the Audit and Risk Committee members, see page 65 of the Corporation’s Annual Information Form for the financial year ended December 31, 2018.

The Board has developed and approved a written position description for the Chief Executive Officer of the Corporation.

Orientation and Continuing Education

The Compensation, Corporate Governance & Nominating Committee is responsible for procedures relating to the orientation and education of new members of the Board and for the continued development of existing directors. Materials have been prepared for review by new members of the Board in respect of the Corporation’s structure, policies, business and results. New members of the Board are also provided with the opportunity to have meetings and discussions with senior management and other members of the Board and to visit the Corporation’s facilities and operations. The details of the orientation of each new member are tailored to that member’s individual needs, requests and areas of interest. New members of the Board are encouraged to attend all committee meetings regardless of whether they are members of any such committee.

The Corporation undertakes ongoing education efforts that include meetings among management and the Board and, where appropriate, outside experts, to discuss regulatory changes, developments in the industry and market conditions. Continuing education for all members of the Board is also conducted on an informal basis. As a part of the continuing education of the directors, presentations are made at Board meetings by management on new developments which may affect the Corporation and its business. In connection with almost every Board meeting, directors are provided with articles and publications of interest. In addition, directors receive periodic one-on-one presentations from management and are provided with the opportunity to meet with members of senior management outside of formal Board meetings to discuss and better understand the business. Board members are encouraged to communicate with management and the Corporation’s auditors to keep themselves current with industry trends and developments. Board members have full access to the Corporation’s records. Pengrowth also facilitates the education of directors through financing annual membership in the Institute of Corporate Directors. Directors are provided with background materials and the information necessary to fulfill their roles as directors, including the Corporation’s key corporate policies. Written materials and briefings are extensively used to ensure that directors’ knowledge and understanding of the Corporation’s affairs remains current.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”). The Code applies to all directors, officers and employees of, and consultants to, the Corporation. A copy of the Code may also be obtained, upon request, from the Corporation at 1900, 222 – 3rd Avenue S.W., Calgary, Alberta T2P 0B4 and is available on SEDAR at www.sedar.com and on the Corporation’s website at www.pengrowth.com.

The Board expects directors, officers, employees and consultants to act ethically at all times and to acknowledge annually in writing their adherence to the Code as a condition of their engagement or continued employment. Any waivers from the Code that are granted for the benefit of a director, officer, employee or consultant must be presented by the Chief Executive Officer of the Corporation to the Compensation, Corporate Governance & Nominating Committee for its approval. The Compensation, Corporate Governance & Nominating Committee has

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not granted any waivers of the Code since the beginning of the financial year ended December 31, 2018. The Code is reviewed annually and updated for changes in the business and regulatory environment as well as in the Corporation’s activities.

At the beginning of each Board meeting, Board members are asked to disclose any potential conflicts of interest in respect of matters on the agenda. Each member of the Board must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

The Board requires that all new directors, officers and employees acknowledge the Code in writing upon their engagement with Pengrowth and on an annual basis thereafter.

Nomination of Directors

The Compensation, Corporate Governance & Nominating Committee serves as the nominating committee of the Board and has been established to assist the Board in reviewing and making recommendations to the Board in respect of, among other things, the nomination of candidates for election to the Board.

As noted above, the Compensation, Corporate Governance & Nominating Committee is composed of three “independent” directors within the meaning of NI 58-101.

The Compensation, Corporate Governance & Nominating Committee considers the number of directors as well as the skills and qualifications of existing directors and the long-term needs of the Corporation in respect of the Board and each of the committees of the Board. In the event it is identified that one or more new Board members are required, the Compensation, Corporate Governance & Nominating Committee, with the assistance of experienced independent advisors as appropriate, identifies potential candidates and reviews the qualifications of potential candidates for the Board. In particular, the Compensation, Corporate Governance & Nominating Committee assesses, among other factors, the integrity and character, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background with an emphasis, most recently, on gender, and considers potential conflicts that may arise in connection with potential candidates for the Board. Upon such review, and after conducting appropriate due diligence, the Compensation, Corporate Governance & Nominating Committee makes recommendations on candidates to the Board.

In addition to its governance related mandate, the Compensation, Corporate Governance & Nominating Committee is required to address the following director nomination matters:

  Assess and report to the Board in respect of matters relating to the ongoing composition of the Board, including:

    Recommending to the Board criteria for the composition of the Board and the selection of directors;

    Assessing the competencies and skills each existing director should possess;

    Considering the appropriate size of the Board, with a view to facilitating effective decision making;

    Identifying, either directly or with the assistance of a search firm, candidates for membership on the Board and review their competencies and skills, including their ability to satisfy the criteria approved by the Board and their ability to devote sufficient time and resources to his or her duties as a director; and

    Establishing, implementing and executing procedures to evaluate the independence, performance and effectiveness of the Board, Board committees, all individual directors, the Chair of the Board and committee Chairs (other than the Compensation, Corporate Governance & Nominating Committee’s Chair) and review with the Board on an annual basis the results of the assessment.

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  Review succession planning issues with respect to the members of the Board and make a recommendation to the Board with respect to the appointment of the Chair of the Board.

  Assess and report to the Board with respect to the new director’s orientation program of Pengrowth.

Directors’ Skills Matrix

The Compensation, Corporate Governance & Nominating Committee acknowledges that the Board’s membership should represent a diversity of backgrounds, experience and skills. Directors are selected for their integrity and character, sound and independent judgement, breadth of experience, open-mindedness, insight into and knowledge of the Corporation’s business and industry and overall business acumen. Each of the Corporation’s Directors is expected to have these personal qualities and to apply sound and reasonable business judgment in aiding the Board to make the most thoughtful and informed decisions possible and to provide the best counsel to the Corporation’s senior management. Each year, the Board conducts an assessment of the skills represented by the Directors individually and as a group in order to assess whether there are any gaps that should be filled with the addition of a new board member. The most recent skills assessment was conducted in January 2019 and updated in March 2019 and the Board has determined that the required skills are well represented by the current slate of Director nominees for election at the Meeting.

The directors’ skill matrix is set out below:

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Succession Planning

As part of its mandate and annual workplan, the Compensation, Corporate Governance & Nominating Committee reviews the succession plan for each senior officer, including the President and Chief Executive Officer. The Compensation, Corporate Governance & Nominating Committee is responsible for ensuring that there is an orderly succession plan for the position of the President and Chief Executive Officer and other members of senior management and for ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the President and Chief Executive Officer or other key member of senior management. To meet this obligation, the President and Chief Executive Officer meets with the Compensation, Corporate Governance & Nominating Committee and reviews each position, the status of the incumbent, a review of the Corporation’s talent pool and the succession plan for each role. As part of the Corporation’s succession planning strategy, the Corporation has implemented a leadership development program to prepare senior level employees to take on executive positions in the future. Individual development plans include coaching, mentoring, specific developmental assignments and external development programs. The Corporation has placed specific focus on the development of the senior leadership team, one level below the executive team.

The Board also ensures that Directors have the opportunity to get to know employees who have been identified as potential executives. These employees are invited to make presentations to the Board and are invited to functions where they can interact with the Directors informally.

Compensation

The Compensation, Corporate Governance & Nominating Committee has also been delegated the responsibility of annually reviewing and recommending for Board approval the compensation paid by the Corporation to senior management, including the Chief Executive Officer of the Corporation, and to the non-executive directors, including the Chair.

As noted above, the Compensation, Corporate Governance & Nominating Committee is composed of three “independent” directors within the meaning of NI 58-101.

The Compensation, Corporate Governance & Nominating Committee’s review of compensation to non-executive directors and to senior management, including the Chief Executive Officer, includes consideration of all forms of compensation paid and the relative positioning of the Corporation compared with industry peers. The compensation paid to senior management is also influenced by individual performance, expertise and experience as well as corporate performance. The Compensation, Corporate Governance & Nominating Committee retains independent consultants, as appropriate, to review and compare compensation arrangements within the industry.

For further information concerning the responsibilities, powers and operations of the Compensation, Corporate Governance & Nominating Committee, see “Executive Compensation – Compensation, Corporate Governance & Nominating Committee” in the Circular.

Other Board Committee

In addition to the Audit and Risk Committee, the Compensation, Corporate Governance & Nominating Committee, the Board has established the Reserves, Health, Safety and Environment Committee, composed of three “independent” directors which is responsible for assisting the Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by National Instrument 51-101 – Standards of Disclosure for

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Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 – Disclosures About Oil and Gas Producing Activities; and (ii) environment, health and safety issues affecting the Corporation, including the evaluation of the Corporation’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.

Assessments

The Compensation, Corporate Governance & Nominating Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board, the Chair of the Board, each committee of the Board, each committee Chair and each director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Compensation, Corporate Governance & Nominating Committee deems relevant, the assessments consider, in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual directors, the applicable position descriptions, as well as the competencies and skills each individual director is expected to bring to the Board. The Corporation does not have a formal retirement policy for directors.

The Compensation, Corporate Governance & Nominating Committee has developed an annual Board and Committee effectiveness survey, which include an evaluation of Board and Committee responsibility, Board and Committee operations, Board and Committee effectiveness and, during the course of review of these results, the opportunity for feedback on individual director performance is provided:

  the survey is completed by each director;

  results of the survey are collated, sent to each Board member, and are reviewed by the Chair of the Board;

  the Chair of the Board and the Chair of the Compensation, Corporate Governance & Nominating Committee then meets with each director on an individual basis to discuss the results and to provide and seek further comments on individual director performance; peer review of the other directors is an integral part of this discussion;

  survey results, feedback from the directors, and recommendations on improving Board performance are reviewed by the Board and the Chair of the Compensation, Corporate Governance & Nominating Committee;

  the Board implements those recommendations in conjunction with management and monitors changes to Board effectiveness and director performance on a periodic basis; and

  the Chair of the Compensation, Corporate Governance & Nominating Committee interviews each director about the Chair of the Board and the Board’s performance, reports back to the Compensation, Corporate Governance & Nominating Committee and reviews the results with the Chair of the Board.

Director Term Limits

The Board believes that the imposition of director term limits on a board implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and valuable Board members as a result of an arbitrary determination. The Board relies on rigorous director assessment procedures for evaluating Board members.

The Board’s priority continues to be ensuring that the appropriate skill sets are present amongst the Board to optimize the benefit to the Corporation. This is achieved by annual skill set assessments and regular and rigorous annual Board and committee evaluations. These annual evaluations include individual interviews with the Chair of the Board and the Chair of the Compensation, Corporate Governance & Nominating Committee to discuss performance of the Board as a whole, as well as individual contributions.

The Board believes that it has experienced an appropriate level of turnover through normal processes. The median years of service of the six Board members being nominated, is seven years. Three out of the six members being

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nominated have been appointed to the Board within the past ten years. The size of the board decreased from nine to seven members in 2016 and from seven to six members in conjunction with the 2019 annual general meeting.

Policies Regarding the Representation of Women on the Board

The Corporation does not have a written policy relating solely to the identification and nomination of female directors. However, the Board has adopted a written diversity policy (the “Diversity Policy”), a copy of which is posted on the Corporation’s website at www.pengrowth.com. In reviewing the composition of the Board and Management, the Compensation, Corporate Governance & Nominating Committee and the President and Chief Executive Officer, as applicable in the circumstances, will consider the benefits of diversity in order to maintain an optimum mix of skills, knowledge and experience on the Board and in Management. In identifying candidates for director or Management positions, as applicable, consideration will be given to:

  candidates who are highly qualified based on their experience, education, functional expertise, personal skills and qualities;

  diversity criteria including gender, age, ethnicity, sexual orientation, indigenous heritage and geographic location of the candidate; and

  the level of representation of women on the Board and in Management positions.

Gender diversity is an important component of the Policy. Pengrowth is committed to ensuring that gender diversity is actively pursued. Pengrowth does not believe that quotas or a formulaic approach necessarily results in the identification or selection of the best candidates. Accordingly, no fixed targets regarding the representation of women on the Board or in Management positions have been established at this time.

The Compensation, Corporate Governance & Nominating Committee will seek to include diverse candidates in any director search and take into account that qualified candidates may be found in a broad array of organizations in addition to the traditional candidate pool of corporate directors. In addition to its own searches, as and when appropriate from time to time, qualified independent external advisors such as a recruitment firm may be engaged to conduct a search for candidates who meet the Board’s expertise, skill and diversity criteria. Due consideration will be given to female representation in the director nomination process by identifying female candidates in the selection process in order to promote gender diversity.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Board recognizes the value of having a diverse board on the quality of its decision making. Gender is but one of the elements of diversity that the Compensation, Corporate Governance & Nominating Committee and the Board considers when reviewing and assessing Board composition and when identifying and nominating new candidates for appointment or election to the Board. Most recent searches have included instructions to the consultants that the list of qualified candidates should include a significant number of female candidates.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation has adopted the Diversity Policy, which encourages and supports diversity in the workplace, including gender diversity, and is applicable to promotion decisions and the appointment of officers.

Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Board’s focus when appointing new members is on attracting individuals who best meet the needs of the Board at a given point in time. In making recommendations for the appointment or election of new Board members, the Compensation, Corporate Governance & Nominating Committee considers all aspects of diversity including, but not limited to, gender. The Corporation has not adopted a target regarding women on the Board.

The Corporation has not adopted a target regarding women in executive officer positions. When appointing new officers, the Corporation is committed to the principle of meritocracy and looks to individuals’ skills, knowledge, experience and character necessary for the role regardless of age, race, ethnicity, gender or religion.

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Number of Women on the Board and in Executive Officer Positions

One of the directors of Pengrowth standing for re-election at the Meeting, Chandra A. Henry, is a woman, representing approximately 14% of the Board. Presently, there are no women serving in executive officer positions.

AUDIT AND RISK COMMITTEE

The purpose of the Corporation’s Audit and Risk Committee is to provide assistance to the Board in fulfilling its legal fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation. It is the objective of the Audit and Risk Committee to maintain free and open means of communications among the Board, the independent auditors and the financial and senior management of the Corporation. For details concerning fees paid to KPMG by the Corporation and for details concerning the Audit and Risk Committee, see pages 65 and 66 of the Corporation’s Annual Information Form for the year ended December 31, 2018, which is dated March 5, 2019 and available on SEDAR at www.sedar.com, or as part of the Corporation’s Form 40-F for the year ended December 31, 2018, which is dated March 5, 2019 and available on EDGAR at www.sec.gov.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet via the SEDAR website at www.sedar.com. Financial information of the Corporation is provided in the Financial Statements and MD&A for the financial year ended December 31, 2018. Copies of the Financial Statements and related MD&A may be obtained upon request from the Corporation’s Investor Relations group at 1900, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 0B4 (ph: (403) 233-0224 or (855) 336-8814).

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Schedule “A”

WRITTEN MANDATE OF THE BOARD

PENGROWTH ENERGY CORPORATION Policies and Practices	Page 1 of 3
MANDATE OF THE BOARD DIRECTORS CORPORATE GOVERNANCE POLICY

In accordance with the recommendation of the Compensation, Corporate Governance and Nominating Committee (the "Committee"), the Board of Directors (the "Board") of Pengrowth Energy Corporation ("Pengrowth") wishes to formalize the guidelines pursuant to which the Board fulfills its obligations to Pengrowth.

The Board acknowledges the Corporate Governance Guidelines set forth in National Policy 58-201 ("NP 58-201") and the overriding objective of promoting appropriate behaviour with respect to all aspects of Pengrowth's business. In consultation with the Committee, the Board will continuously review and modify its terms of reference with regard to the applicable business environment, industry standards on matters of corporate governance, additional standards which the Board believes may be applicable to Pengrowth's business, the location of Pengrowth's business and its shareholders and the application of laws and policies.

The guidelines are intended to be flexible and are intended to provide direction to the Board in conjunction with its legal obligations and mandate from the shareholders to oversee and direct the affairs of Pengrowth.

Board Responsibilities

As recommended by the provisions of NP 58-201, the Board explicitly acknowledges responsibility for the stewardship of Pengrowth, including responsibility for the following:

1.

to the extent feasible, satisfying itself as to the integrity of the President and Chief Executive Officer ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity and cooperation throughout the organization;

2.

adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business and monitoring performance against those plans; the Board will seek recommendations from the CEO with respect to the execution of strategic plans adopted by the Board;

3.

identifying the principal risks of Pengrowth's business and ensuring the implementation of appropriate risk management systems; adopt policies and processes to identify business risks; address what risks are acceptable to Pengrowth and ensure that systems and actions are put in place to manage them;

4.	succession planning, including appointing, training and assessing senior management;

5.	approving Pengrowth's communication policy and other relevant policies, including insider trading, disclosure and environmental, health and safety matters;

6.	requiring management to ensure the integrity of the internal control procedures and management information systems;

7.

approving annual capital and operating plans and monitoring performance against those plans (in conjunction with the Reserves, Health, Safety and Environment Committee, the Audit and Risk Committee will review and recommend these plans to the Board);

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR | Schedule A-1

8.	developing an approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Pengrowth;

9.

developing measures for receiving feedback from shareholders and other stakeholders on the business of Pengrowth and other matters, whether through investor relations, the CEO or other channels independent of management;

10.

developing guidelines with respect to expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials, either directly or through recommendations from the Committee;

11.	developing clear position descriptions for the Chair of the Board and the chair of each board committee;

12.	together with the CEO, developing a clear position description for the CEO;

13.	developing or approving the corporate goals and objectives that the CEO is responsible for meeting; and

14.	conducting regular assessments to determine whether the Board, its committees and each individual director are contributing and functioning effectively.

Composition of the Board

1.	Criteria for the Board of Directors

At least two-thirds of the Board shall be "independent", within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees. The Board is responsible for making the determination of whether a director is independent. It will be the responsibility of the Committee to implement a process for assessing the effectiveness of the Board, its committees and each individual Board member and shall review with the Board, on an annual basis, the results of their assessment.

2.	Size of the Board

The size of the Board shall enable its members to effectively and responsibly discharge their responsibilities to Pengrowth and to the shareholders of Pengrowth. The demands upon the Board will likely evolve with the future growth and development of Pengrowth. The size of the Board should be considered over time and within the context of the development of the business of Pengrowth, the formation of committees, the workload and responsibilities of the Board and the required expertise and experience of members of the Board.

Board Committees

  The Board shall, at this time, have the following standing committees:

1.	Audit and Risk Committee;
2.	Compensation, Corporate Governance and Nominating Committee;
3.	Reserves, Health, Safety and Environment Committee.

  The responsibilities of the foregoing committees shall be as set forth in the mandates for these committees as prescribed from time to time by the Board.

  The committees of the Board shall be comprised of a sufficient number of "independent" directors so as to comply with applicable laws.

  Appointment of members to committees shall be the responsibility of the Board, having received the recommendation of the Committee, based upon consultations with the members of the Board. In this regard, consideration should be given to rotating committee members from time to time and to the special skills of particular directors. The chair of each committee will be selected by the Board, having received the recommendation of the committee. The committee chairs will be responsible for determining the agenda of meetings of their respective committees and determining the frequency and length of meetings,

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR | Schedule A-2

  provided that each committee must meet at least semi-annually (with recommended meetings three to four times per year).

  The Board shall regularly assess the effectiveness of each of the committees. An assessment should consider, among other things, the mandate of each committee and the contribution of each member thereof.

  The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time. In appropriate circumstances, the committees of the Board shall be authorized to engage independent advisors as may be necessary in the circumstances.

  In discharging his or her obligations, an individual director may engage outside advisors, at the expense of Pengrowth, in appropriate circumstances and subject to the approval of the Committee.

Selection of New Directors and Chair of the Board

  The Board will ultimately be responsible for nominating or, within the year, appointing new directors and for the selection of its Chair. However, initial responsibility for identifying and nominating Board members shall reside with the Committee.

  The process of identifying and recommending new directors shall be the responsibility of the Committee, following consultation with members of the Board at large.

  Invitations to join the Board should be extended by the Chair of the Board.

  New members of the Board shall be provided with an orientation and education program as to the nature of the business of Pengrowth, current issues, strategies and responsibilities of directors.

Board Expectations of Senior Management and Access to Senior Management

  The CEO is responsible for the day to day operation of Pengrowth.

  The CEO is encouraged, upon invitation of the Board, to bring appropriate management members to Board meetings in order to expose directors to key members of the management team, to provide reports in their specific areas of expertise and provide additional insight into matters being considered by the Board. However, the Board will ordinarily conduct business with only members of the Board present, with the addition of the Corporate Secretary to ensure that the Board is acting independently of management.
  Independent Directors should also meet at every meeting, without representatives of management present, under the chairmanship of the Chair of the Board to fully discuss any procedural or substantive issues which they wish. Results of these meetings should be communicated to the CEO as appropriate. The Board will typically schedule a portion of each meeting as a meeting solely of the independent directors under the direction and chairmanship of the Chair of the Board.

Meeting Procedures

  The members of the Board and the Corporate Secretary should be invited to any regularly constituted meeting of the Board. Officers or other persons shall attend by invitation only and for those elements of the meetings where their input is sought by the members of the Board.

As last amended by the Board of Pengrowth on March 5, 2019.

Last reviewed and approved by the Board of Pengrowth on March 5, 2019.

PENGROWTH ENERGY CORPORATION | MANAGEMENT INFORMATION CIRCULAR | Schedule A-3

Any questions and requests for assistance may be directed to the

Our investor relations department

PENGROWTH ENERGY CORPORATION
1900, 222 Third Avenue S.W., Calgary, AB T2P 0B4 Canada
www.pengrowth.com

Investor Relations
Phone: (403) 213-3764 | Toll free: 1-855-336-8814 | Fax: 403.265.6251
E-mail: investorrelations@pengrowth.com

Stock Exchange Listing
Toronto Stock Exchange: PGF